FEDERAL INSURANCE COMPANY

Endorsement No: 8

Bond Number: 70437137

NAME OF ASSURED: COTTONWOOD MUTUAL FUNDS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

COTTONWOOD MUTUAL FUNDS
HAGIN KEYSTONE MARKET NEUTRAL FUND
ARMOUR TACTICAL FLEX FUND
CLIFFORD CAPITAL PARTNERS FUND

This Endorsement applies to loss discovered after 12:01 a.m. on December 23, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 13, 2013   By _____
                                               Authorized Representative

Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal

Effective date of
this endorsement/rider: December 23, 2013   Federal Insurance Company

Endorsement/Rider No. 8

To be attached to and
form a part of Policy No. 8225-7798

Issued to: Cottonwood Mutual Funds

SCHEDULE OF INVESTMENT COMPANIES ENDORSEMENT

In consideration of the premium charged, it is agreed that the Investment Company Coverage Part of the Policy is amended as follows:

Pursuant to subparagraph (F)(1) of Section II., Definitions, the following registered investment company(ies) are included within the definition of **Investment Company**:

Clifford Capital Partners Fund

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS FINANCIAL INSTITUTION INVESTMENT COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its **Subsidiaries**):

COTTONWOOD MUTUAL FUNDS

225 WEST WASHINGTON SUITE 1450
CHICAGO, IL 60606

Bond Number: 70437137

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on August 16, 2013
to 12:01 a.m. on August 16, 2014

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.**

INSURING CLAUSE	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Employee	$ 250,000	$ 5,000
2. On Premises	$ 250,000	$ 5,000
3. In Transit	$ 250,000	$ 5,000
4. Forgery or Alteration	$ 250,000	$ 5,000
5. Extended Forgery	$ 250,000	$ 5,000
6. Counterfeit Money	$ 250,000	$ 5,000
7. Threats to Person	$ 250,000	$ 5,000
8. Computer System	$ 250,000	$ 5,000
9. Voice Initiated Funds Transfer Instruction	$ 250,000	$ 5,000
10. Uncollectible Items of Deposit	$ 50,000	$ 1,000
11. Audit Expense	$ 50,000	$ 1,000
12. Telefacsimile Instruction	$ 250,000	$ 5,000
13. Unauthorized Signature	$ 50,000	$ 1,000
14. Stop Payment	$ 50,000	$ 1,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1 - 7

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

W. Andrew Macan
Secretary

Paul J. Krump
President

Countersigned by August 22, 2013

Authorized Representative

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Employee

1. Loss resulting directly from **Larceny** or **Embezzlement** committed by any **Employee**, alone or in collusion with others.

On Premises

2. Loss of **Property** resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such **Property** is lodged or deposited at premises located anywhere.

In Transit

3. Loss of **Property** resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the **Property** is in transit anywhere:

   a. in an armored motor vehicle, including loading and unloading thereof,

   b. in the custody of a natural person acting as a messenger of the ASSURED, or

   c. in the custody of a **Transportation Company** and being transported in a conveyance other than an armored motor vehicle provided, however, that covered **Property** transported in such manner is limited to the following:

      (1) written records,

      (2) securities issued in registered form, which are not endorsed or are restrictively endorsed, or

      (3) negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

   Coverage under this INSURING CLAUSE begins immediately on the receipt of such **Property** by the natural person or **Transportation Company** and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

Forgery Or Alteration	4.	Loss resulting directly from:

    a.   **Forgery** on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of **Property**, or

    b.   transferring, paying or delivering any funds or other **Property**, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other **Property**, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an **Investment Company**, or of any financial institution or **Employee** but which instructions, advices or applications either bear a **Forgery** or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or **Employee**;

excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery	5.	Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

    a.   acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original **Securities, documents or other written instruments** which prove to:

        (1)   bear a **Forgery** or a fraudulently material alteration,

        (2)   have been lost or stolen, or

        (3)   be **Counterfeit**, or

    b.   guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any **Securities, documents or other written instruments**.

Actual physical possession, and continued actual physical possession if taken as collateral, of such **Securities, documents or other written instruments** by an **Employee, Custodian**, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

Insuring Clauses

Extended Forgery (continued)

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money

6. Loss resulting directly from the receipt by the ASSURED in good faith of any **Counterfeit** money.

Threats To Person

7. Loss resulting directly from surrender of **Property** away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an **Employee** as defined in Section 1.e. (1), (2) and (5), a **Relative** or invitee of such **Employee**, or a resident of the household of such **Employee**, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such **Property**:

   a. the **Employee** who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

   b. the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

   It is agreed that for purposes of this INSURING CLAUSE, any **Employee** of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such **Employee** has a legal or equitable interest.

Computer System

8. Loss resulting directly from fraudulent:

   a. entries of data into, or

   b. changes of data elements or programs within,

   a **Computer System**, provided the fraudulent entry or change causes:

   (1) funds or other property to be transferred, paid or delivered,

   (2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

   (3) an unauthorized account or a fictitious account to be debited or credited.

Insuring Clauses
(continued)

Voice Initiated Funds Transfer Instruction

9. Loss resulting directly from **Voice Initiated Funds Transfer Instruction** directed to the ASSURED authorizing the transfer of dividends or redemption proceeds of **Investment Company** shares from a **Customer's** account, provided such **Voice Initiated Funds Transfer Instruction** was:

    a. received at the ASSURED'S offices by those **Employees** of the ASSURED specifically authorized to receive the **Voice Initiated Funds Transfer Instruction**,

    b. made by a person purporting to be a **Customer**, and

    c. made by said person for the purpose of causing the ASSURED or **Customer** to sustain a loss or making an improper personal financial gain for such person or any other person.

    In order for coverage to apply under this INSURING CLAUSE, all **Voice Initiated Funds Transfer Instructions** must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of Deposit

10. Loss resulting directly from the ASSURED having credited an account of a customer, shareholder or subscriber on the faith of any **Items of Deposit** which prove to be uncollectible, provided that the crediting of such account causes:

    a. redemptions or withdrawals to be permitted,

    b. shares to be issued, or

    c. dividends to be paid,

    from an account of an **Investment Company**.

    In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold **Items of Deposit** for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such **Items of Deposit**.

    Items of Deposit shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense

11. Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

General Agreements

Additional Companies Included As Assured

A. If more than one corporation, or **Investment Company**, or any combination of them is included as the ASSURED herein:

(1) The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

(2) Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each **Investment Company** with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

(3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

(4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

(5) If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By Assured

B. The ASSURED represents that all information it has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

General Agreements
(continued)

Additional Offices Or Employees - Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company	C.	If the ASSURED, other than an **Investment Company**, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

    (1)   occurred or will occur on premises, or

    (2)   been caused or will be caused by an employee, or

    (3)   arisen or will arise out of the assets or liabilities,

of such institution, unless the ASSURED:

    a.   gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

    b.   obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

    c.   on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control - Notice To Company	D.	When the ASSURED learns of a change in control (other than in an **Investment Company**), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

    (1)   the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

    (2)   the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

    (3)   the total number of outstanding voting securities.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And Attorneys' Fees	E.	The COMPANY will indemnify the ASSURED for court costs and reasonable attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

    (1)   an **Employee** admits to being guilty of **Larceny or Embezzlement**,

    (2)   an **Employee** is adjudicated to be guilty of **Larceny or Embezzlement**, or

General Agreements

Court Costs And
Attorneys' Fees
(continued)

(3)   in the absence of 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts between the COMPANY and the ASSURED, that an **Employee** would be found guilty of **Larceny or Embezzlement** if such **Employee** were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

Conditions And Limitations

Definitions

1. As used in this Bond:

    a. **Computer System** means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

    b. **Counterfeit** means an imitation of an actual valid original which is intended to deceive and be taken as the original.

    c. **Custodian** means the institution designated by an **Investment Company** to maintain possession and control of its assets.

    d. **Customer** means an individual, corporate, partnership, trust customer, shareholder or subscriber of an **Investment Company** which has a written agreement with the ASSURED for **Voice Initiated Funds Transfer Instruction**.

    e. **Employee** means:

        (1) an officer of the ASSURED,

        (2) a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

        (3) a guest student pursuing studies or performing duties in any of the ASSURED'S premises,

        (4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

        (5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

        (6) an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond,

        (7) a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to **Property** of the ASSURED, or

Conditions And Limitations

(8) each natural person, partnership or corporation authorized by written agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

    a.   creating, preparing, modifying or maintaining the ASSURED'S computer software or programs, or

    b.   acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

(9) any partner, officer or employee of an investment advisor, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an **Investment Company** while performing acts coming within the scope of the customary and usual duties of an officer or employee of an **Investment Company** or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to **Property** of **an Investment Company**.

The term **Employee** shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

    a.   which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an **Investment Company** or of the investment advisor or underwriter (distributor) of such **Investment Company**, or

    b.   which is a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

        This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from **Larceny or Embezzlement** committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered **Employees**.

Conditions And Limitations

Definitions
(continued)

f. **Forgery** means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

g. **Investment Company** means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

h. **Items of Deposit** means one or more checks or drafts drawn upon a financial institution in the United States of America.

i. **Larceny or Embezzlement** means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

j. **Property** means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

k. **Relative** means the spouse of an **Employee** or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such **Employee** or partner and being related to them by blood, marriage or legal guardianship.

l. **Securities, documents or other written instruments** means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

Conditions And Limitations

Definitions
(continued)

m. **Subsidiary** means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

n. **Transportation Company** means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

o. **Voice Initiated Election** means any election concerning dividend options available to **Investment Company** shareholders or subscribers which is requested by voice over the telephone.

p. **Voice Initiated Redemption** means any redemption of shares issued by an **Investment Company** which is requested by voice over the telephone.

q. **Voice Initiated Funds Transfer Instruction** means any **Voice Initiated Redemption** or **Voice Initiated Election**.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions -
Applicable to All Insuring
Clauses

2. **This bond does not directly or indirectly cover:**

a. loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;

b. loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

c. loss resulting from the effects of nuclear fission or fusion or radioactivity;

d. loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

f. costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

g. loss resulting from indirect or consequential loss of any nature;

Conditions And Limitations

General Exclusions -
Applicable to All Insuring
Clauses
(continued)

h.   loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the ASSURED who is not an **Employee**, acting alone or in collusion with others;

i.   loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any **Employee**:

    (1)   of any law regulating:

        a.   the issuance, purchase or sale of securities,

        b.   securities transactions on security or commodity exchanges or the over the counter market,

        c.   investment companies,

        d.   investment advisors, or

    (2)   of any rule or regulation made pursuant to any such law; or

j.   loss of confidential information, material or data;

k.   loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

Specific Exclusions -
Applicable To All Insuring
Clauses Except Insuring
Clause 1.

3.   **This Bond does not directly or indirectly cover:**

a.   loss caused by an **Employee**, provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of **Property**;

b.   loss through the surrender of property away from premises of the ASSURED as a result of a threat:

    (1)   to do bodily harm to any natural person, except loss of **Property** in transit in the custody of any person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

    (2)   to do damage to the premises or **Property** of the ASSURED;

c.   loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

d.   loss involving **Items of Deposit** which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

e.   loss of property while in the mail;

Conditions And Limitations

Specific Exclusions -
Applicable To All Insuring
Clauses Except Insuring
Clause 1.
(continued)

f.   loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other **Property** to the ASSURED provided further that this Section 3.f. shall not apply to loss of **Property** resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the ASSURED.

g.   loss of **Property** while in the custody of a **Transportation Company**, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

h.   loss resulting from entries or changes made by a natural person with authorized access to a **Computer System** who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's **Computer System**; or

i.   loss resulting directly or indirectly from the input of data into a **Computer System** terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

Specific Exclusions -
Applicable To All Insuring
Clauses Except Insuring
Clauses 1., 4., And 5.

4.   **This bond does not directly or indirectly cover:**

a.   loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

b.   loss resulting from forgery or any alteration;

c.   loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-
Reduction And Non-
Accumulation Of Liability

5.   At all times prior to termination of this Bond, this Bond shall continue in force for the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS, notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

a.   any one act of burglary, robbery or hold-up, or attempt thereat, in which no **Employee** is concerned or implicated, or

b.   any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of **Property**, or

c.   all acts, other than those specified in a. above, of any one person, or

Conditions And Limitations

Limit Of Liability/Non-Reduction And Non-Accumulation Of Liability (continued)

d. any one casualty or event other than those specified in a., b., or c. above,

shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

i. directly or indirectly aid in any way wrongful acts of any other person or persons, or

ii. permit the continuation of wrongful acts of any other person or persons

whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery

6. This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:

a. facts which may subsequently result in a loss of a type covered by this Bond, or

b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company - Proof - Legal Proceedings Against Company

7. a. The ASSURED shall give the COMPANY notice thereof at the earliest practicable moment, not to exceed sixty (60) days after discovery of loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

c. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

e. This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

Conditions And Limitations

Notice To Company - Proof - Legal Proceedings Against Company (continued)

f. Proof of loss involving **Voice Initiated Funds Transfer Instruction** shall include electronic recordings of such instructions.

Deductible Amount

8. The COMPANY shall not be liable under any INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any **Investment Company**.

Valuation

9. **BOOKS OF ACCOUNT OR OTHER RECORDS**

The value of any loss of **Property** consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

The value of any loss of **Property** other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such **Property** on the business day immediately preceding discovery of such loss provided, however, that the value of any **Property** replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such **Property** shall be the actual market value at the time of replacement.

In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such **Property** or for such privileges, the value shall be fixed by agreement between the parties.

OTHER PROPERTY

The value of any loss of **Property**, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such **Property** with **Property** of like quality and value, whichever is less.

Securities Settlement 10. In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

c. for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment - 11. In the event of a payment under this Bond, the COMPANY shall be subrogated to
Recovery all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

a. first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

b. second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

Conditions And Limitations

Subrogation - Assignment -
Recovery
(continued)

    d.   fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond.

Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured

12.   At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

    a.   submit to examination by the COMPANY and subscribe to the same under oath,

    b.   produce for the COMPANY'S examination all pertinent records, and

    c.   cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

13.   If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED **Investment Companies** and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

This Bond will terminate as to any one ASSURED, other than an **Investment Company**:

    a.   immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

    b.   immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

    c.   immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

Conditions And Limitations

Termination (continued)

If any partner, director, trustee, or officer or supervisory employee of an ASSURED not acting in collusion with an **Employee** learns of any dishonest act committed by such **Employee** at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

a. shall immediately remove such **Employee** from a position that would enable such **Employee** to cause the ASSURED to suffer a loss covered by this Bond; and

b. within forty-eight (48) hours of learning that an **Employee** has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

The COMPANY may terminate coverage as respects any **Employee** sixty (60) days after written notice is received by each ASSURED **Investment Company** and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such **Employee**.

Other Insurance

14. Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

a. the ASSURED,

b. a **Transportation Company**, or

c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the **Property** involved.

Conformity

15. If any limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification

16. This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

Conditions And Limitations

Change or Modification
(continued)

If this Bond is for a joint ASSURED, no charge or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured **Investment Companies** and to the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

NAME OF ASSURED: COTTONWOOD MUTUAL FUNDS

TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

12.   Telefacsimile Instruction

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other **Property** or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a **Customer**, financial institution or another office of the ASSURED by **Telefacsimile** directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or **Property** or the establishment of a credit or the debiting of an account or the giving of value by the ASSURED where such **Telefacsimile** instructions:

a.   bear a valid test key exchanged between the ASSURED and a **Customer** or another financial institution with authority to use such test key for **Telefacsimile** instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

b.   fraudulently purport to have been sent by such **Customer** or financial institution when such **Telefacsimile** instructions were transmitted without the knowledge or consent of such **Customer** or financial institution by a person other than such **Customer** or financial institution and which bear a **Forgery** of a signature, provided that the **Telefacsimile** instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the **Customer**, or an employee of another financial institution.

2.   By deleting from Section 1., Definitions, the definition of **Customer** in its entirety, and substituting the following:

d.   **Customer** means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for **Voice Initiated Funds Transfer Instruction** or **Telefacsimile** Instruction.

3. By adding to Section 1., Definitions, the following:

r. **Telefacsimile** means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of reproducing a copy of said document. **Telefacsimile** does not mean electronic communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4. By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring Clause 1. the following:

j. loss resulting directly or indirectly from **Telefacsimile** instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on August 16, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 22, 2013   By _____

Authorized Representative

NAME OF ASSURED: COTTONWOOD MUTUAL FUNDS

UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

13.   Unauthorized Signature

Loss resulting directly from the ASSURED having accepted, paid or cashed any check or **Withdrawal Order** made or drawn on or against the account of the ASSURED'S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.

It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2.   By adding to Section 1., Definitions, the following:

s.   **Instruction** means a written order to the issuer of an **Uncertificated Security** requesting that the transfer, pledge or release from pledge of the specified **Uncertificated Security** be registered.

t.   **Uncertificated Security** means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)   not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

(2)   of a type commonly dealt in on securities exchanges or markets, and

(3)   either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

u.   **Withdrawal Order** means a non-negotiable instrument, other than an **Instruction**, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer's account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on August 16, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 22, 2013   By _____
                                                             Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No.:   3

Bond Number: 70437137

NAME OF ASSURED: COTTONWOOD MUTUAL FUNDS

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

"14.   Stop Payment Order or Refusal to Pay Check

Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:

a.   complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or

b.   refusing to pay any check or draft made or drawn upon or against the ASSURED by any customer of the ASSURED or by any authorized representative of such customer."

2.   By adding the following Specific Exclusion:

"Section 4.A. Specific Exclusions – Applicable to INSURING CLAUSE 14

This Bond does not directly or indirectly cover:

a.   liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,

b.   loss arising out of:

(1)   libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,

(2)   sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or

(3)   discrimination."

This Endorsement applies to loss discovered after 12:01 a.m. on August 16, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 22, 2013   By _____
                                                                             Authorized Representative

ICAP Bond
Form 17-02-2365 (Ed. 10-00)

Effective date of
this endorsement/rider: August 16, 2013

FEDERAL INSURANCE COMPANY

Endorsement/Rider No.   4

To be attached to and
form a part of Bond No.   70437137

Issued to: COTTONWOOD MUTUAL FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

Effective date of
this endorsement/rider: August 16, 2013

FEDERAL INSURANCE COMPANY

Endorsement/Rider No.   5

To be attached to and
form a part of Bond No.   70437137

Issued to: COTTONWOOD MUTUAL FUNDS

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1.   The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2.   The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

> If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured **Investment Companies** and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

Effective date of
this endorsement/rider: August 16, 2013

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 6

To be attached to and
form a part of Bond No. 70437137

Issued to: COTTONWOOD MUTUAL FUNDS

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To Company, is amended by adding the following subsection:

Automatic Increase in Limits for Investment Companies

If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940 ("the Act"), due to:

(i)   the creation of a new **Investment Company**, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or

(ii)   an increase in asset size of current **Investment Companies** covered under this Bond,

then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

14-02-14098 (04/2008)   Page 1

FEDERAL INSURANCE COMPANY

Endorsement No: 7

Bond Number: 70437137

NAME OF ASSURED: COTTONWOOD MUTUAL FUNDS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

COTTONWOOD MUTUAL FUNDS
HAGIN KEYSTONE MARKET NEUTRAL FUND
ARMOUR TACTICAL FLEX FUND

This Endorsement applies to loss discovered after 12:01 a.m. on August 16, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 22, 2013   By _____
                                                        Authorized Representative

Insured: COTTONWOOD MUTUAL FUNDS   Date: August 22, 2013

Producer: WILLIS OF MARYLAND,, INC.

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL
        WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
August 16, 2013	70437137	ICAP Bond		$ 1,000
To				
August 16, 2014				
20% Commission				
			TOTAL	$ 1,000

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)



Chubb Group of Insurance Companies
15 Mountain View Road
Warren, New Jersey 07059

Asset Management Protector℠ by Chubb

DECLARATIONS

FEDERAL INSURANCE COMPANY
A stock insurance company, incorporated under the laws of Indiana, herein called the Company

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

Policy Number: 8225-7798

NOTICE: ASSET MANAGEMENT PROTECTOR℠ BY CHUBB PROVIDES CLAIMS-MADE COVERAGE, WHICH APPLIES ONLY TO "CLAIMS" FIRST MADE DURING THE "POLICY PERIOD", OR ANY APPLICABLE EXTENDED REPORTING PERIOD. THE LIMIT OF LIABILITY TO PAY DAMAGES OR SETTLEMENTS WILL BE REDUCED AND MAY BE EXHAUSTED BY "DEFENSE COSTS", AND "DEFENSE COSTS" WILL BE APPLIED AGAINST THE RETENTION. IN NO EVENT WILL THE COMPANY BE LIABLE FOR "DEFENSE COSTS" OR THE AMOUNT OF ANY JUDGMENT OR SETTLEMENT IN EXCESS OF THE APPLICABLE LIMIT OF LIABILITY. READ THE ENTIRE POLICY CAREFULLY BEFORE SIGNING.

ITEM 1. Named Organization: Cottonwood Mutual Funds
225 West Washington Suite 1450
Chicago, IL 60606

ITEM 2. Policy Period:

(A) Inception Date: August 16, 2013
(B) Expiration Date: August 16, 2014
at 12:01 a.m. both dates at the Address in ITEM 1.

ITEM 3. Limits of Liability and Retentions:

(A) Maximum Aggregate Limit of Liability for all **Loss** under the Policy: $1,000,000

(B) Aggregate Limits of Liability and Retentions for each Coverage Part selected below:

COVERAGE PART	AGGREGATE LIMIT OF LIABILITY	RETENTION	PENDING OR PRIOR DATE
Only those Coverage Parts and Insuring Clauses designated with an "X" are included under this Policy. If there is no "X" inserted next to any specified Coverage Part or Insuring Clause, such Coverage Part or Insuring Clause and any other reference to it in the Policy shall be deemed to be deleted.			
[ ] Directors & Officers Liability Coverage Part	Not Covered	Not Covered	Not Covered
[ ] Professional Liability Coverage Part:	Not Covered	Not Covered	Not Covered
[ ] Insuring Clause (A) Separate Account And Sub-Advisory Liability Coverage			
[ ] Insuring Clause (B) Fund Adviser Liability Coverage			
[ ] Insuring Clause (C) Fund Service Provider Liability Coverage			
[X] Investment Company Coverage Part	$1,000,000.00	$50,000.00	08/16/2012
[ ] Private Fund Coverage Part	Not Covered	Not Covered	Not Covered
[ ] Employment Practices Liability Coverage	Not Covered	Not Covered	Not Covered
[ ] Fiduciary Liability Coverage Part	Not Covered	Not Covered	Not Covered



(C)	Retention for each **Insured Person** each **Loss** under any Coverage Part for any **Non-indemnifiable Loss**	$0
(D)	Optional Additional Limit of Liability for **Independent Directors**:	$1,000,000.00

[X] Investment Company Coverage Part
[ ] Private Fund Coverage Part

ITEM 4.	Coinsurance Percentage:	0.00%
ITEM 5.	Extended Reporting Period:	
(A)	Additional Period:	1 year
(B)	Additional Premium:	125 % of Annualized Premium for the expiring **Policy Period**
ITEM 6.	Newly Created and Acquired Fund Thresholds:	
(A)	Investment Company:	$25,000,000
(B)	Private Fund:	N/A
ITEM 7.	Notice to the Company:	
(A)	Section VI. REPORTING Notices:	Attn: Claims Department Chubb Group of Insurance Companies 15 Mountain View Road Warren, New Jersey 07059
(B)	All other:	Attn: CSI Underwriting Department Chubb Group of Insurance Companies 15 Mountain View Road Warren, New Jersey 07059

In witness whereof, the Company issuing this policy has caused this policy to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

FEDERAL INSURANCE COMPANY

W. Andrew Macan
Secretary

President

08/22/13
Date

Authorized Representative



Chubb Group of Insurance Companies
15 Mountain View Road
Warren, New Jersey 07059

CHUBB

Asset Management Protector^{SM} **by Chubb**
General Terms and Conditions

In consideration of payment of the premium and subject to the Declarations, limitations, conditions, provisions and other terms of this Policy, the Company and the **Insureds** agree as follows:

I. TERMS AND CONDITIONS

Except for these General Terms and Conditions or unless stated to the contrary in any Coverage Part of this Policy, the terms and conditions of each Coverage Part shall apply only to that Coverage Part. If any provision in these General Terms and Conditions is inconsistent or in conflict with the terms and conditions of any Coverage Part, the terms and conditions of such Coverage Part shall control for purposes of that Coverage Part. Any defined term referenced in these General Terms and Conditions but defined in a Coverage Part shall, for purposes of that Coverage Part, have the meaning set forth in that Coverage Part.

II. GENERAL DEFINITIONS

When used in this Policy:

(A) **Application** means all signed applications, and any attachments, information, warranty, or other materials submitted therewith or incorporated therein, submitted by the **Insured** to the Company for this Policy or for any policy of which this Policy is a direct or indirect renewal or replacement. **Application** shall also include all public documents filed with any federal, state, local or foreign regulatory agency by any **Insured Entity** during the twelve (12) months preceding the inception of this Policy whether or not submitted with or attached to the signed applications. The **Application** is deemed attached to, incorporated into and made a part of this Policy.

(B) **Biological Agents** means:

   (1)   bacteria; mildew, mold, or other fungi; other microorganisms; or any mycotoxins, spores, or other by-products of any of the foregoing;

   (2)   viruses or other pathogens (whether or not a microorganism); or

   (3)   any colony or group of any of the foregoing.

(C) **Biological Event** means:

   (1)   any actual, alleged, or threatened discharge, release, escape, dispersal or disposal of any **Biological Agents** into or on real or personal property, buildings, water, land or atmosphere; or

   (2)   any regulation, order, direction or request to test for, monitor, clean up, remove, contain, treat, detoxify or neutralize any **Biological Agents**, or any action taken in contemplation or anticipation of any such regulation, order, direction or request.

(D) **Claim** shall have the meaning set forth in the applicable Coverage Part.

(E) **Defense Costs** shall have the meaning set forth in the applicable Coverage Part.

(F) **Domestic Partner** means any natural person qualifying as a domestic partner under the provisions of any applicable federal, state, local, or foreign law or under the provisions of any formal program established by an **Insured Entity**.

(G) **Employee** means any natural person who was, now is or shall become a full-time, part-time, temporary, leased or seasonal employee or volunteer. **Employee** does not include an independent contractor.

 **Chubb Group of Insurance Companies**
15 Mountain View Road
Warren, New Jersey 07059

Asset Management Protector^{SM} **by Chubb**
General Terms and Conditions

CHUBB

(H)   **ERISA** means the Employee Retirement Income Security Act of 1974, the Pension Protection Act of 2006, both as amended, and any similar common or statutory law anywhere in the world, and any rules or regulations promulgated under any such Acts or laws.

(I)   **Executive** means any natural person who was, now is or shall become:

   (1)   an in-house general counsel, in-house chief compliance officer, **Manager** or a duly elected or appointed director, officer, trustee, governor, general partner, managing general partner, venture partner, administrative general partner, or principal; or

   (2)   a holder of a position equivalent to any position described in (1) above in any entity that is chartered in any jurisdiction other than the United States of America.

(J)   **Financial Impairment** means the status of an entity resulting from the appointment by any state or federal official, agency or court of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate such entity.

(K)   **Insured** shall have the meaning set forth in the applicable Coverage Part.

(L)   **Insured Entity** means any **Insured** under this Policy that is not a natural person.

(M)   **Insured Person** shall have the meaning set forth in the applicable Coverage Part.

(N)   **Loss** shall have the meaning set forth in the applicable Coverage Part.

(O)   **Manager** means, solely with respect to a Limited Liability Company, such entity's manager, managing member, management committee member or member of the Board of Managers.

(P)   **Organization** means the **Named Organization** and any **Subsidiary**, including any such entity in its capacity as a debtor in possession under the United States bankruptcy law or in an equivalent capacity under the law of any other country.

(Q)   **Named Organization** means the entity that is named in ITEM 1. of the Declarations.

(R)   **Non-indemnifiable Loss** means **Loss** under any Coverage Part other than the Fiduciary Liability Coverage Part, if purchased, which an **Insured Person** becomes legally obligated to pay on account of any **Claim**, for which an **Insured Entity** fails to indemnify such **Insured Person** and:

   (1)   such **Insured Entity's** failure to indemnify is a result of such **Insured Entity's** insolvency; or

   (2)   the **Insured Entity** is not permitted to indemnify such **Insured Person** pursuant to statutory or common law.

(S)   **Pending or Prior Litigation** means any demand, arbitration, suit, administrative, regulatory, criminal or other proceeding pending against, or order, decree or judgment entered for or against any **Insured**, on or prior to the corresponding Pending or Prior Date for the applicable Coverage Part set forth in ITEM 3.(B) of the Declarations, or any of the same or substantially the same facts, circumstances, situations, transactions, events or **Wrongful Acts** underlying or alleged therein.

(T)   **Plan** shall have the meaning set forth in the Fiduciary Liability Coverage Part, if purchased.

(U)   **Policy Period** means the period of time specified in ITEM 2. of the Declarations, subject to prior termination in accordance with Section XIII. TERMINATION OF THE POLICY.



Chubb Group of Insurance Companies
15 Mountain View Road
Warren, New Jersey 07059

CHUBB

Asset Management Protector^{SM} by Chubb
General Terms and Conditions

(V)   **Pollutant** means:

   (1)   any substance located anywhere in the world exhibiting any hazardous characteristics as defined by, or identified on a list of hazardous substances issued by the United States Environmental Protection Agency or any state, county, municipality, locality, or foreign counterpart thereof, including, without limitation, solids, liquids, gaseous or thermal irritants, contaminants or smoke, vapor, soot, fumes, acids, alkalis, chemicals or waste materials; or

   (2)   any other air emission, odor, waste water, oil or oil products, infectious or medical waste, asbestos or asbestos products or any noise.

(W)   **Pollution** means:

   (1)   any actual, alleged, or threatened exposure to, or generation, storage, transportation, discharge, emission, release, dispersal, escape, treatment, removal or disposal of any **Pollutant**; or

   (2)   any regulation, order, direction or request to test for, monitor, clean up, remove, contain, treat, detoxify or neutralize any **Pollutant**, or any action taken in contemplation or anticipation of any such regulation, order, direction or request.

(X)   **Potential Claim** means a complaint or allegation of a **Wrongful Act** by or on behalf of a potential claimant if such complaint or allegation:

   (1)   does not constitute a **Claim** but may subsequently give rise to a **Claim**; and

   (2)   is lodged with the **Organization's** human resources department or other comparable department.

(Y)   **Prior Notice** means any fact, circumstance, situation, transaction, event or **Wrongful Act** that, before the Inception Date set forth in ITEM 2.(A) of the Declarations, was the subject of any notice given under any policy, section or coverage part of a policy of which this Policy or any Coverage Part hereof is a direct or indirect renewal or replacement.

(Z)   **Related Claims** means all **Claims** based upon, arising from, directly or indirectly resulting from, in consequence of, or in any way involving the same or related facts, circumstances, situations, transactions or events or the same or related series of facts, circumstances, situations, transactions or events.

(AA)   **Settlement Program Notice** shall have the meaning set forth in Fiduciary Liability Coverage Part, if purchased.

(BB)   **Subsidiary** means any entity in which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for, elect, appoint or designate such entity's directors, general partners, managing general partners, or **Managers**, or the equivalent of any of the foregoing, are owned or controlled, directly or indirectly, in any combination, by one or more **Organizations** at or prior to the Inception Date of this Policy.

(CC)   **Wrongful Act** shall have the meaning set forth in the applicable Coverage Part.

III.   **SPOUSES, DOMESTIC PARTNERS, ESTATES AND LEGAL REPRESENTATIVES**

(A)   Subject otherwise to the limitations, conditions, provisions and other terms of this Policy, coverage shall extend to **Claims** for the **Wrongful Acts** of an **Insured Person** made against:

   (1)   the estate, heirs, legal representatives or assigns of such **Insured Person** if such **Insured Person** is deceased or the legal representatives or assigns of such **Insured Person** if such **Insured Person** is incompetent, insolvent or bankrupt; or


(2)   the lawful spouse or **Domestic Partner** of such **Insured Person** solely by reason of such spouse's or **Domestic Partner's** status as a spouse or **Domestic Partner**, or such spouse's or **Domestic Partner's** ownership interest in property which the claimant seeks as recovery for an alleged **Wrongful Act** of such **Insured Person**.

(B)   All terms and conditions of this Policy, including without limitation the Retention(s) applicable to **Loss** incurred by the **Insured Person**, shall also apply to **Loss** incurred by the estate, heirs, legal representatives, assigns, and spouse or **Domestic Partner** of such **Insured Person**. The coverage provided by this Section III. shall not apply with respect to any loss arising from an act or omission by an **Insured Person's** estate, heirs, legal representatives, assigns, spouse or **Domestic Partner**.

IV.   EXTENDED REPORTING PERIOD

(A)   If this Policy is terminated or does not renew, other than termination for nonpayment of premium, then the **Named Organization** shall have the right, upon payment of the Additional Premium set forth in ITEM 5.(B) of the Declarations, to purchase an extension of the coverage granted by this Policy for **Claims** that are:

(1)   first made during the period set forth in ITEM 5.(A) of the Declarations (the "Extended Reporting Period") following the effective date of termination or nonrenewal; and

(2)   reported to the Company in writing within the time provided for such **Claims** in paragraph (A) of Section VI. REPORTING,

but only to the extent such **Claims** are for **Wrongful Acts** committed, attempted or allegedly committed or attempted before the earlier of the effective date of termination or nonrenewal, or with respect to an Extended Reporting Period purchased after an event described in Subsection XI.(C) ACQUISITION BY ANOTHER ENTITY OR FINANCIAL IMPAIRMENT, the effective date of such merger, consolidation, acquisition, or **Financial Impairment**.

(B)   The right to purchase an extension of coverage as described in this Section IV. shall lapse unless written notice of election to purchase the extension, together with payment of the additional premium due, is received by the Company within thirty (30) days after the effective date of termination or nonrenewal or, with respect to an Extended Reporting Period purchased after an event described in Subsection XI.(C) ACQUISITION BY ANOTHER ENTITY OR FINANCIAL IMPAIRMENT, within thirty (30) days after the effective date of such merger, consolidation, acquisition, or **Financial Impairment**.

(C)   Any **Claim** made during the Extended Reporting Period shall be deemed to have been made during the immediately preceding **Policy Period**. The entire additional premium for the Extended Reporting Period shall be deemed fully earned at the inception of such Extended Reporting Period.

V.   LIMITS OF LIABILITY, RETENTION AND COINSURANCE

(A)   The amount stated in ITEM 3.(A) of the Declarations shall be the maximum aggregate limit of liability of the Company for all **Loss**, excess of the applicable Retention(s), from all **Claims** made under this Policy during the **Policy Period**. The amount stated in ITEM 3.(B) of the Declarations as the Aggregate Limit of Liability with respect to each Coverage Part, shall be the aggregate limit of liability of the Company under such Coverage Part for all **Loss**, excess of the applicable Retention(s), from all **Claims** made under such Coverage Part during the **Policy Period**, subject to the Maximum Aggregate Limit of Liability amount stated in ITEM 3.(A) of the Declarations.

(B)   In the event a **Claim** is covered by more than one Coverage Part, the Limit of Liability available for all **Loss** on account of such **Claim** shall not exceed the single largest Aggregate Limit of Liability of the applicable Coverage Parts. All such **Loss** shall be part of, and not in addition to, the amount stated in ITEM 3.(A) of the Declarations as the Maximum Aggregate Limit of Liability for all **Loss**, excess of the applicable Retention(s),


from all **Claims** for which this Policy provides coverage. In the event a **Claim** is covered by more than one Coverage Part, then the Company shall allocate any resulting **Loss** to each such applicable Coverage Part based on the relative legal and financial exposures.

(C) **Defense Costs** are part of, and not in addition to, the Limits of Liability set forth in ITEMS 3.(A) and 3.(B) of the Declarations, and the payment by the Company of **Defense Costs** shall reduce and may exhaust such Limits of Liability. **Defense Costs** shall be applied against the applicable Retention(s) set forth in ITEM 3.(B) of the Declarations.

(D) The Limit of Liability available for any Coverage Part during the Extended Reporting Period, if exercised, shall be the remaining portion, if any, of the Aggregate Limit of Liability provided in the immediately preceding **Policy Period** for such Coverage Part, subject to the remaining portion, if any, of the Maximum Aggregate Limit of Liability provided in the immediately preceding **Policy Period** for all **Loss** from all **Claims** under this Policy.

(E) The Company's liability under each Coverage Part shall apply only to that part of each **Loss**, which is excess of the applicable Retention(s) for such Coverage Part set forth in ITEM 3.(B) of the Declarations, and such Retention(s) shall be borne by the **Insured** uninsured and at the **Insured's** own risk.

No Retention(s) shall apply to any **Non-indemnifiable Loss** covered under any Coverage Part other than the Fiduciary Liability Coverage Part, if purchased.

In the event that any **Insured** is unwilling or unable to bear the applicable Retention(s), it shall be the obligation of the **Named Organization** to bear such Retention(s) uninsured and at its own risk.

(F) In the event a **Claim** is covered by more than one Coverage Part, then the applicable Retention(s) will be applied separately to each part of such **Claim**, and the sum of such Retention(s) will not exceed the single largest Retention under the applicable Coverage Parts set forth in ITEM 3.(B) of the Declarations.

(G) The **Insureds** shall bear uninsured and at their own risk that percentage of all **Loss** (excess of the applicable Retention(s)) specified as the Coinsurance Percentage in ITEM 4. of the Declarations, and the Company's liability shall apply only to the remaining percentage of such **Loss**.

(H) All **Related Claims** shall be treated as a single **Claim** first made on the date the earliest of such **Related Claims** was first made, or on the date the earliest of such **Related Claims** is treated as having been made in accordance with paragraphs (B) or (C) of Section VI. REPORTING, regardless of whether such date is before or during the **Policy Period**.

VI. REPORTING

(A) The **Insured** shall, as a condition precedent to exercising any right to coverage under this Policy, give to the Company written notice of any **Claim** as soon as practicable, but in no event later than:

(1) sixty (60) days after the effective date of the expiration or termination of this Policy, if no Extended Reporting Period is elected; or

(2) the expiration date of the Extended Reporting Period, if elected,

provided that if the Company sends written notice to the **Named Organization**, stating that this Policy is being terminated for nonpayment of premium, the **Insured** shall give to the Company written notice of such **Claim** prior to the effective date of such termination.



(B) With respect to any Coverage Part other than the Employment Practices Liability Coverage Part, if during the **Policy Period** an **Insured**:

(1) becomes aware of circumstances which could give rise to a **Claim** and gives written notice of such circumstances to the Company during the **Policy Period**;

(2) receives a written request to toll or waive a statute of limitations applicable to a **Wrongful Act** and gives written notice of such request and of such **Wrongful Act** to the Company during the **Policy Period**; or

(3) with respect to the Fiduciary Liability Coverage Part, if purchased, gives written notice to the Company of a **Settlement Program Notice**,

then any **Claim** subsequently arising from such circumstances, request, or **Settlement Program Notice**, shall be deemed to have been first made during the **Policy Period** in which the written notice described in VI.(B)(1),(2), or (3) above was first given to the Company, provided the **Insured** gives to the Company written notice of such subsequent **Claim** as soon as practicable, but in no event later than sixty (60) days after the **Claim** is first made. With respect to any such subsequent **Claim**, no coverage under this Policy shall apply to any loss incurred prior to the date such subsequent **Claim** is actually made.

(C) With respect to the Employment Practices Liability Coverage Part, if purchased, if during the **Policy Period** any **Insured** becomes aware of a **Potential Claim**, and the **Insured** during the **Policy Period**:

(1) gives the Company written notice of such **Potential Claim**; and

(2) requests coverage under the Employment Practices Liability Coverage Part for any **Claim** subsequently resulting from such **Potential Claim**,

then any **Claim** subsequently arising from such **Potential Claim** shall be deemed to have been first made during the **Policy Period** in which written notice of such **Potential Claim** was first given to the Company, provided the **Insured** gives to the Company written notice of any such subsequent **Claim** as soon as practicable, but in no event later than sixty (60) days after such **Claim** is first made. With respect to any such subsequent **Claim**, no coverage under this Policy shall apply to loss incurred prior to the date such subsequent **Claim** is actually made.

(D) The **Insured** shall, as a condition precedent to exercising any right to coverage under this Policy, give to the Company such information, assistance and cooperation as the Company may reasonably require, and shall include in any notice under paragraphs (A), (B) or (C) of this Section VI. a description of the **Claim**, circumstances, request, **Settlement Program Notice** or **Potential Claim**, the nature of any alleged **Wrongful Act** or circumstances, the nature of the alleged or potential damage that may result from such **Claim**, circumstances, request, **Settlement Program Notice**, or **Potential Claim**, the names of all actual or potential claimants, the names of all actual or potential defendants, the manner in which such **Insured** first became aware of the **Claim**, circumstances, request, **Settlement Program Notice**, or **Potential Claim**, and with respect to notices of **Potential Claims** under paragraph (C) above, the consequences which have resulted or may result from such **Potential Claim**.

VII. DEFENSE AND SETTLEMENT

(A) It shall be the duty of the **Insured** and not the duty of the Company to defend **Claims** made against the **Insured**. The **Insured** shall have the sole obligation under this Policy to retain defense counsel, which shall be subject to the approval of the Company, which shall not be unreasonably withheld.

(B) The **Insured** agrees not to settle or offer to settle any **Claim**, incur any **Defense Costs** or otherwise assume any contractual obligation or admit any liability with respect to any **Claim** without the Company's prior written consent, which shall not be unreasonably withheld. The Company shall not be liable for any settlement, any **Defense Costs**, any element of **Loss** incurred, any obligation assumed, or any admission made, by any


Insured without the Company's prior written consent. Notwithstanding the foregoing, the **Insured** may settle any **Claim** without the Company's prior written consent, if the total **Loss** inclusive of **Defense Costs** resulting from the settlement of such **Claim** does not exceed fifty percent (50%) of the applicable Retention(s); provided the **Insured** must promptly advise the Company of any such settlement, and provide any information in connection therewith that the Company reasonably requests.

(C)   The Company may make any investigation it deems necessary and the **Insured** agrees to provide the Company with all information, assistance and cooperation which the Company reasonably requests with respect to any **Claim**. The **Insured** further agrees that, in the event of a **Claim**, the **Insured** shall do nothing that may prejudice the Company's position or its potential or actual rights of recovery.

(D)   With respect to any **Claim** that appears reasonably likely to be covered in whole or in part under this Policy, the Company shall have the right and shall be given the opportunity to associate effectively with the **Insured** regarding the investigation, defense and settlement of such **Claim**.

(E)   As a condition of advancement of **Defense Costs**, the Company may, at its sole option, require a written undertaking on terms and conditions satisfactory to the Company guaranteeing the repayment of any amounts paid to or on behalf of any **Insured** if it is determined that any such amounts incurred by such **Insured** were not covered.

VIII.   ALLOCATION

(A)   If in any **Claim**, both **Loss** covered by this Policy and loss not covered by this Policy are incurred, either because such **Claim** against an **Insured** includes both covered and noncovered matters or because such **Claim** is made against both an **Insured** and others, then the **Insured** and the Company shall allocate such amount between covered **Loss** and noncovered loss based upon the relative legal and financial exposures of the parties to covered and noncovered matters and, in the event of a settlement in such **Claim**, also based upon the relative benefits to the parties from such settlement. There shall be no coverage under this Policy for the portion of such amount allocated to noncovered loss.

(B)   If the **Insured** and the Company agree on an allocation of **Defense Costs**, then the Company shall advance on a current basis **Defense Costs** allocated to covered **Loss**. If the **Insured** and the Company cannot agree on an allocation:

   (1)   no presumption as to allocation shall exist in any arbitration, suit or other proceeding;

   (2)   the Company shall advance on a current basis **Defense Costs** which the Company believes to be covered under this Policy until a different allocation is negotiated, arbitrated or judicially determined; and

   (3)   the Company, if requested by the **Insured**, shall submit the dispute to binding arbitration. The rules of the American Arbitration Association shall apply except with respect to the selection of the arbitration panel, which shall consist of one arbitrator selected by the **Insured**, one arbitrator selected by the Company, and a third independent arbitrator selected by the first two arbitrators.

(C)   Any negotiated, arbitrated or judicially determined allocation of **Defense Costs** on account of a **Claim** shall be applied retroactively to all **Defense Costs** on account of such **Claim**, notwithstanding any prior advancement to the contrary. Any allocation or advancement of **Defense Costs** on account of a **Claim** shall not apply to or create any presumption with respect to the allocation of other **Loss** on account of such **Claim**.

IX.   PRIORITY OF PAYMENTS

In the event of **Loss** for which payment is due under this Policy but which **Loss**, in the aggregate, exceeds the remaining available Limit of Liability for the Policy or Coverage Part under which such **Loss** is payable, the Company shall:


(A) first pay any **Non-indemnifiable Loss** and any **Loss** for which coverage is due to a **Plan** under the Fiduciary Liability Coverage Part, if purchased; and

(B) then to the extent of any remaining amount of the Limit of Liability available after payment under (A) above, pay such other **Loss** for which coverage is provided under any other Insuring Clause in the Policy.

Except as otherwise provided in this Section IX., the Company may pay **Loss** as it becomes due without regard to the potential for other future payment obligations under this Policy.

X. OTHER INSURANCE

(A) With respect to any Coverage Part other than the Employment Practices Liability Coverage Part, if any **Loss** under this Policy is insured under any other valid and collectible insurance, then this Policy shall cover such **Loss**, subject to its limitations, conditions, provisions and other terms, only to the extent that the amount of such **Loss** is in excess of the applicable retention (or deductible) and limit of liability under such other insurance, whether such other insurance is stated to be primary, contributory, excess, contingent or otherwise, unless such other insurance is written only as specific excess insurance over the Limits of Liability provided in this Policy.

(B) With respect to the Employment Practices Liability Coverage Part, if purchased, the coverage afforded for any **Loss** under the Employment Practices Liability Coverage Part, if purchased, shall be primary; provided that with respect to that portion of a **Claim** made against any leased or temporary employee, **Loss**, including **Defense Costs,** payable on behalf of such leased or temporary employee under the Employment Practices Liability Coverage Part will be specifically excess of and will not contribute with any other valid and collectible insurance, including but not limited to any other insurance under which there is a duty to defend, whether such other insurance is stated to be primary, contributory, excess, contingent or otherwise, unless such other insurance is written only as specific excess insurance over the Limit of Liability applicable to the Employment Practices Liability Coverage Part.

XI. CHANGES IN EXPOSURE

(A) CREATION, ACQUISITION OF, OR MERGER WITH ANOTHER ENTITY

    (1) If, during the **Policy Period**, any **Organization**:

        (a) creates another entity, so that as a result of such creation, such other entity becomes a **Subsidiary;**

        (b) acquires securities or voting rights in another entity, which as a result of such acquisition, such other entity becomes a **Subsidiary;** or

        (c) merges or consolidates with another entity such that the **Organization** is the surviving entity,

        then subject to the provisions of XI.(A)(2) below, such **Subsidiary** or other entity and any **Insured Persons** thereof shall be **Insureds** under this Policy, provided that there shall be no coverage for any **Wrongful Acts** by such **Insureds** which occurred in whole or in part before the effective date of such creation, acquisition, merger or consolidation.

    (2) If either the total assets under management or gross annual revenues of any created or acquired **Subsidiary** or merged or consolidated entity described in XI.(A)(1) above exceed twenty-five percent (25%) of the assets under management or gross annual revenues of the **Organization** as of the effective date of such creation, acquisition, merger or consolidation, then the **Named Organization** shall give written notice of such creation, acquisition, merger or consolidation to the Company as soon as practicable, but in no event later than thirty (30) days after the effective date of such creation,



acquisition, merger or consolidation, together with such other information as the Company may require, and shall pay any reasonable additional premium required by the Company. Coverage for any created or acquired **Subsidiary** or merged or consolidated entity described in XI.(A)(1) above, and for the **Insured Persons** of such **Subsidiary** or entity, shall be subject to such additional or different terms, conditions and limitations of coverage as the Company in its sole and absolute discretion may require. If the **Insured** fails to give such notice within the time specified in this paragraph XI.(A)(2), or fails to pay the additional premium required by the Company, then coverage for such created or acquired **Subsidiary** or merged or consolidated entity and any **Insured Persons** thereof shall terminate with respect to **Claims** first made more than thirty (30) days after the effective date of such creation, acquisition, merger or consolidation.

(B)   CESSATION OF SUBSIDIARY

In the event an entity ceases to be a **Subsidiary** before or during the **Policy Period**, then coverage with respect to such **Subsidiary** and its **Insured Persons** shall continue until termination of this Policy, but only with respect to **Claims** for **Wrongful Acts** committed, attempted or allegedly committed or attempted while such entity was a **Subsidiary**.

(C)   ACQUISITION BY ANOTHER ENTITY OR FINANCIAL IMPAIRMENT

If:

(1)   the **Named Organization** merges into or consolidates with another entity and the **Named Organization** is not the surviving entity;

(2)   another entity, person or group of entities and/or persons acting in concert acquires securities or voting rights which result in ownership or voting control by such other entity, persons or group, of more than fifty percent (50%) of the outstanding securities or voting rights of the **Named Organization**; or

(3)   **Financial Impairment** of the **Named Organization** occurs,

then coverage under this Policy shall continue until termination of this Policy in accordance with paragraph (B) of Section XIII, TERMINATION OF POLICY, but only with respect to **Claims** for **Wrongful Acts** committed, attempted or allegedly committed or attempted before the effective date of such merger, consolidation, acquisition or **Financial Impairment**. Upon the occurrence of any event described in XI.(C)(1) through XI.(C)(3) above, the entire premium for this Policy shall be deemed fully earned.

XII.   REPRESENTATIONS AND SEVERABILITY

(A)   The **Insureds** acknowledge and agree that, in issuing this Policy, the Company has relied on all statements, representations and information contained in the **Application** as the basis for this Policy and that such statements, representations and information:

(1)   are true and accurate;

(2)   were made or provided in order to induce the Company to issue this Policy; and

(3)   are material to the Company's acceptance of the risk to which this Policy applies.

(B)   In the event that the **Application** contains any misrepresentations, untruthful information or inaccurate statements made with the actual intent to deceive or which materially affect the acceptance of the risk or the hazard assumed by the Company, and there is a **Claim** made based upon, arising from, or attributable to, any such misrepresentations, untruths or inaccuracies, no coverage shall be afforded under this Policy for such **Claim** as to any **Insured Person** who knew of such misrepresentations, untruths or inaccuracies, or to any **Insured Entity** to which such statements are imputed.

Chubb Group of Insurance Companies
15 Mountain View Road
Warren, New Jersey 07059

CHUBB

Asset Management Protector^{SM} by Chubb
General Terms and Conditions



(C)   For purposes of Subsection XII.(B) above:

    (1)   the knowledge of any **Insured Person** who is a past, present or future chief executive officer, chief financial officer, president, managing partner, managing member, in-house general counsel, chief compliance officer, or chief operating officer of an **Insured Entity** shall be imputed to such **Insured Entity** and any of its **Subsidiaries**;

    (2)   the knowledge of the persons who signed the **Application** shall be imputed to all **Insured Entities**; and

    (3)   the knowledge of any **Insured Person** shall not impute to any other **Insured Person**.

(D)   The Company shall not be entitled under any circumstances to rescind this Policy.

XIII. TERMINATION OF POLICY

(A)   The Company may not cancel this Policy except for non-payment of premium as set forth in XIII.(B)(3) below.

(B)   This Policy shall terminate at the earliest of the following times:

    (1)   upon receipt by the Company of written notice of termination from the **Named Organization**; provided that this Policy may not be terminated by the **Named Organization** after the effective date of any event described in Subsection XI.(C) ACQUISITION BY ANOTHER ENTITY OR FINANCIAL IMPAIRMENT;

    (2)   upon expiration of the **Policy Period** as set forth in ITEM 2.(B) of the Declarations; or

    (3)   twenty (20) days after receipt by the **Named Organization** of a written notice of termination from the Company for non-payment of premium, unless the premium is paid within such twenty (20) day period.

(C)   The Company shall refund the unearned premium computed at customary short rates if this Policy is terminated by the **Named Organization**. Under any other circumstances the refund shall be computed pro rata. Payment or tender of any unearned premium by the Company shall not be a condition precedent to the effectiveness of such termination, but such payment shall be made as soon as practicable.

XIV. TERRITORY

Coverage shall extend to **Claims** made and **Wrongful Acts** committed anywhere in the world.

XV. NOTICE

Notice to the Company under Section VI. REPORTING shall be given in writing to the address in ITEM 7.(A) of the Declarations. Any such notice shall be effective on the date of receipt by the Company at such address.

All other notices to the Company shall be given in writing to the address in ITEM 7.(B) of the Declarations.

XVI. VALUATION AND FOREIGN CURRENCY

All premiums, limits, Retention(s), **Loss** and other amounts under this Policy are expressed and payable in the currency of the United States of America. If a judgment is rendered, a settlement is denominated or any element of **Loss** under this Policy is stated in a currency other than United States dollars, then payment under this Policy shall be made in United States dollars at the rate of exchange published in The Wall Street Journal on the date the judgment becomes final, the amount of the settlement is agreed upon or the element of **Loss** is due, respectively.


XVII. SUBROGATION

In the event of any payment under this Policy, the Company shall be subrogated to the extent of such payment to the **Insureds'** rights of recovery. The **Insureds** shall execute all papers required and shall do everything necessary to secure and preserve such rights, including the execution of such documents necessary to enable the Company effectively to bring suit or otherwise pursue subrogation rights in the name of the **Insureds.**

XVIII. ACTION AGAINST THE COMPANY

No action may be taken against the Company unless, as a condition precedent thereto, there shall have been full compliance with all the terms of this Policy. No person or entity shall have any right under this Policy to join the Company as a party to any action against any **Insured** to determine such **Insured's** liability, nor shall the Company be impleaded by such **Insured** or legal representatives of such **Insured.**

XIX. ALTERATION AND ASSIGNMENT

No change in, modification of, or assignment of interest under this Policy shall be effective except when made by a written endorsement to this Policy which is signed by a duly authorized representative of the Company.

XX. BANKRUPTCY

Bankruptcy or insolvency of any **Insured** shall not relieve the Company of its obligations nor deprive the Company of its rights or defenses under this Policy.

XXI. NAMED ORGANIZATION RIGHTS AND OBLIGATIONS

By acceptance of this Policy, the **Named Organization** agrees that it shall be considered the sole agent of, and shall act on behalf of, each **Insured** with respect to the payment of premiums and the receiving of any return premiums that may become due under this Policy; the negotiation, agreement to and acceptance of endorsements; the giving or receiving of any notice provided for in this Policy; the adjustment of loss amounts; and the receipt or enforcement of payment of loss (and the **Named Organization** further agrees that it shall be responsible for application of any such payment as provided in this Policy). Each **Insured** agrees that the **Named Organization** shall act on each such **Insured's** behalf with respect to all such matters.

XXII. COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the Company from providing insurance.

XXIII. HEADINGS

The descriptions in the headings and subheadings of this Policy are solely for convenience and form no part of the terms and conditions of coverage.


In consideration of payment of the premium and subject to the Declarations, General Terms and Conditions, limitations, conditions, provisions and other terms of this Policy, the Company and the **Insureds** agree as follows:

I. INSURING CLAUSES

Insuring Clause (A): Directors, Officers, and Trustees Liability Coverage

(A) The Company shall pay, on behalf of each of the **Insured Persons, Loss** for which the **Insured Person** is not indemnified by an **Investment Company** and which the **Insured Person** becomes legally obligated to pay on account of any **Claim** first made against the **Insured Person**, during the **Policy Period** or, if exercised, during the Extended Reporting Period, for a **Wrongful Act** by such **Insured Person** before or during the **Policy Period**.

Insuring Clause (B): Directors, Officers, and Trustees Indemnification Coverage

(B) The Company shall pay, on behalf of an **Investment Company, Loss** for which such **Investment Company** grants indemnification to an **Insured Person**, and which the **Insured Person** becomes legally obligated to pay on account of any **Claim** first made against the **Insured Person**, during the **Policy Period** or, if exercised, during the Extended Reporting Period, for a **Wrongful Act** by such **Insured Person** before or during the **Policy Period**.

Insuring Clause (C): Investment Company Liability Coverage

(C) The Company shall pay, on behalf of an **Investment Company, Loss** which such **Investment Company** becomes legally obligated to pay on account of any **Claim** first made against the **Investment Company** during the **Policy Period** or, if exercised, during the Extended Reporting Period, for a **Wrongful Act** by such **Investment Company** or by any natural person or entity for whose acts the **Investment Company** becomes legally liable, before or during the **Policy Period**.

II. DEFINITIONS

When used in this Coverage Part:

(A) **Claim** means:

    (1) a written demand for monetary damages or non-monetary relief;

    (2) a civil proceeding commenced by the service of a complaint or similar pleading;

    (3) an arbitration proceeding commenced by receipt of a written demand for arbitration or similar document;

    (4) a criminal proceeding commenced by the return of an indictment, information or similar document; or

    (5) a formal administrative or formal regulatory proceeding commenced by the filing of a notice of charges, order of investigation, or similar document,

against an **Insured** for a **Wrongful Act**, including any appeal therefrom.

Except as may otherwise be provided in Section IV. EXTENDED REPORTING PERIOD, paragraph (H) of Section V. LIMITS OF LIABILITY, RETENTION AND COINSURANCE, or paragraph (B) of Section VI. REPORTING, of the General Terms and Conditions, a **Claim** shall be deemed to have first been made when such **Claim** is commenced as set forth in this definition or, in the case of a written demand, when such demand is first received by an **Insured**.



(B)   **Defense Costs** means that part of **Loss** consisting of reasonable costs, charges, fees (including but not limited to attorneys' fees and experts' fees) and expenses (other than regular or overtime wages, salaries, fees or benefits of the directors, officers or employees of an **Insured Entity**) incurred in defending any **Claim** and the premium for appeal, attachment or similar bonds.

(C)   **Independent Director** means any **Insured Person** who is not an "Interested Person" as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended.

(D)   **Insured** means any **Investment Company** and any **Insured Person**.

(E)   **Insured Person** means any **Executive** of an **Investment Company** solely in his or her capacity as such.

(F)   **Investment Company** means:

(1)   any investment company registered under the Investment Company Act of 1940 and that is listed in the Schedule of Investment Companies endorsed to this Coverage Part;

(2)   any series or portfolio(s) of any entity in (F)(1) above, existing as of the Inception Date of this Policy;

(3)   any newly created investment company or newly created series or portfolio(s) of any entity in (F)(1) above, but solely pursuant to the terms set forth below in Subsection IV.(A), NEWLY CREATED INVESTMENT COMPANIES, SERIES AND PORTFOLIOS; or

(4)   any investment company registered under the Investment Company Act of 1940 and that is listed in the Schedule of Terminated Investment Companies endorsed to this Coverage Part, but only for **Wrongful Acts** occurring before the corresponding Effective Date of Termination for each such Terminated Investment Company as shown in the Schedule of Terminated Investment Companies Endorsement.

(G)   **Loss** means the amount that an **Insured** becomes legally obligated to pay on account of any **Claim**, including but not limited to damages (including punitive, exemplary, or multiplied damages, if and to the extent that such punitive, exemplary, or multiplied damages are insurable under the law of the jurisdiction most favorable to the insurability of such damages; provided such jurisdiction has a substantial relationship to the relevant **Insured**, to the Company, or to the **Claim** giving rise to the damages), judgments, settlements, pre-judgment and post-judgment interest and **Defense Costs**.

Loss shall not include:

(1)   any costs incurred by an **Insured** to comply with any order for injunctive or other non-monetary relief, any agreement to provide such relief or any regulatory or administrative directive;

(2)   taxes imposed on an **Insured**, fines or penalties, except as provided above with respect to punitive, exemplary, or multiplied damages;

(3)   any amount not insurable under the law pursuant to which this Policy is construed, except as provided above with respect to punitive, exemplary or multiplied damages;

(4)   regular or overtime wages, salaries, commissions, or fees of **Insured Persons**; or

(5)   that portion of **Loss** that represents the return of fees, charges, commissions or other compensation paid to an **Insured**.



(H) **Wrongful Act** means:

  (1) for purposes of Insuring Clauses (A) and (B):

   (a) any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempted, or allegedly committed or attempted by an **Insured Person** in his or her capacity as such; or

   (b) any other matter claimed against an **Insured Person** solely by reason of serving in his or her capacity as such; and

  (2) for purposes of Insuring Clause (C): any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempted, or allegedly committed or attempted by any **Investment Company** or by any natural person or entity for whose acts such **Investment Company** becomes legally liable, including any actual or alleged violation of the Investment Company Act of 1940, the Securities Act of 1933, the Securities Exchange Act of 1934, **ERISA**, or any foreign equivalent of any of the preceding statutes.

III. EXCLUSIONS

The Company shall not be liable for **Loss** on account of any **Claim** under this Coverage Part

(A) based upon, arising from, or in consequence of **Prior Notice**;

(B) based upon, arising from, or in consequence of **Pending or Prior Litigation**;

(C) brought or maintained by or on behalf of any **Insured** in any capacity; provided this Exclusion III.(C) shall not apply to **Loss** on account of any **Claim**:

  (1) brought or maintained derivatively on behalf of an **Investment Company** by one or more securityholders of such **Investment Company**; provided such **Claim** is brought and maintained without any assistance or participation of, or solicitation by any **Insured Person**, other than assistance, participation or solicitation for which 18 U.S.C. 1514A(a) (the Sarbanes-Oxley Act of 2002), or any similar "whistleblower" protection provision of any applicable federal, state, local or foreign securities law, affords protection to such **Insured Person**;

  (2) brought or maintained by an **Insured Person** for contribution or indemnity, if such **Claim** directly results from another **Claim** covered under this Coverage Part;

  (3) brought or maintained by a bankruptcy trustee, receiver, liquidator, conservator, rehabilitator or similar official or assignee of such official who has been appointed to take control of, supervise, manage or liquidate an **Investment Company** in the context of a bankruptcy proceeding by or against such **Investment Company** pursuant to Chapter 7 or Chapter 11 of the United States Bankruptcy Code, as amended, or pursuant to the Investment Company Act of 1940;

  (4) brought or maintained by an **Insured Person** if such **Insured Person** has not served in the capacity of an **Insured Person** within any of the three (3) years immediately preceding the date the **Claim** was made, and such **Claim** is brought and maintained without the solicitation, assistance, participation, or intervention of any other **Insured**;

  (5) by an **Insured** where the failure to make such **Claim** would result in legal liability of such **Insured**; or

  (6) brought or maintained by an **Insured** against:

   (a) an **Independent Director**; or



Chubb Group of Insurance Companies
15 Mountain View Road
Warren, New Jersey 07059

Asset Management Protector^{SM} **by Chubb**
Investment Company Coverage Part

CHUBB

(b) an **Investment Company** and an **Independent Director**, so long as at least one **Independent Director** is and remains a codefendant in the **Claim**;

provided such **Claim** is a bonafide claim and is brought without the solicitation, assistance or participation of any other **Insured**;

(D) based upon, arising from, or in consequence of **Pollution** or a **Biological Event**; provided this Exclusion III.(D) shall not apply to **Loss** on account of any **Claim** brought by or on behalf of a securityholder of an **Investment Company** based upon, arising from or in consequence of the diminution in value of any securities owned by such **Investment Company** if such diminution in value is allegedly as a result of **Pollution** or a **Biological Event**;

(E) for bodily injury, emotional distress, mental anguish, sickness, disease or death of any person; provided this Exclusion III.(E) shall not apply to **Loss** on account of any **Claim** for emotional distress or mental anguish brought by a securityholder of an **Investment Company**;

(F) for damage to or destruction of any data or tangible property including loss of use thereof; provided this Exclusion III.(F) shall not apply to **Loss** on account of any **Claim** arising from damage to, destruction of, loss of, or loss of use of shareholder records;

(G) for an actual or alleged violation of the responsibilities, obligations or duties imposed on fiduciaries by **ERISA** as respects any pension, profit sharing, health and welfare or other employee benefit plan or trust established or maintained for the purpose of providing benefits to any **Insured**;

(H) for libel, slander, disparagement, wrongful termination of employment, sexual harassment, violation of rights of privacy, wrongful entry, eviction, false arrest, false imprisonment, malicious prosecution, assault or battery; provided this Exclusion III.(H) shall not apply to **Loss** on account of any **Claim** for libel, slander or disparagement brought by a securityholder or a service provider of an **Investment Company**;

(I) for an **Insured's** liability under any contract or agreement, whether direct or assumed; provided this Exclusion III.(I) shall not apply to:

    (1) **Loss** on account of any **Claim** brought by or on behalf of a securityholder or service provider of an **Investment Company**, in their respective capacities as such; or

    (2) to liability that would attach to an **Insured** even in the absence of a contract or agreement;

(J) for the inability of any bank or banking firm, custodian, or broker or dealer in securities or commodities, to make any payment, or the inability of any such entity or natural person to settle or effect any transaction of any kind; provided this Exclusion III.(J) shall not apply to **Defense Costs**;

(K) for any **Wrongful Act** of an **Insured Person** in his or her capacity as a director, officer, manager, trustee, regent, governor, partner, or employee of any entity other than an **Investment Company**;

(L) based upon, arising from, or in consequence of:

    (1) any criminal or deliberately fraudulent act or omission or any willful violation of any statute or regulation by an **Insured**, if a judgment or final adjudication in any proceeding establishes such criminal or deliberately fraudulent act or omission or willful violation; or

    (2) an **Insured** having gained any profit, remuneration or advantage to which such **Insured** was not legally entitled, if a judgment or final adjudication in any proceeding establishes the gaining of such profit, remuneration or advantage.


For purposes of these Exclusions III.(L)(1) and III.(L)(2):

(a)   If:

        (i)   an **Insured** pleads guilty in a criminal proceeding, the elements of each of the offenses to which such plea relates shall, as of the date of such plea, be deemed to have been established by a final adjudication; or

        (ii)   by written agreement or consent order with any federal or state prosecutorial authority or regulatory agency, an **Insured** admits or otherwise agrees to facts, charges or allegations of conduct set forth in Exclusions III.(L)(1) and III.(L)(2) above, then the facts, charges or allegations to which such **Insured** has admitted or otherwise agreed in such written agreement or consent order shall, as of the date of the agreement or order, be deemed to have been established by a final adjudication.

(b)   No criminal or deliberately fraudulent act or omission or any willful violation of any statute or regulation by an **Insured** shall be imputed to any **Insured Person**, and only criminal or deliberately fraudulent acts or omissions or willful violations of any statute or regulation by an **Executive** of an **Investment Company**, other than an **Independent Director**, shall be imputed to such **Investment Company**.

IV.   CHANGES IN EXPOSURE

(A)   NEWLY CREATED INVESTMENT COMPANIES, SERIES AND PORTFOLIOS

If, during the **Policy Period**, an **Organization**:

(1)   files a notification of registration under the Investment Company Act of 1940, for a newly created investment company; or

(2)   amends a registration statement to add a newly created series or portfolio(s) of an **Investment Company**,

then such newly created investment company, series or portfolio(s) shall be deemed an **Investment Company** and any natural person, who was, now is or shall become an **Executive** of such investment company, series or portfolio(s) shall be an **Insured Person** under this Coverage Part, including for **Wrongful Acts** committed, attempted or allegedly committed or attempted in the registration and filing process for such newly created investment company, series or portfolio(s). The Company agrees to waive any additional premium, written notice, or any information due as respects such newly created investment company, series or portfolio(s) for the remainder of the **Policy Period**.

(B)   MERGER WITH ANOTHER INVESTMENT COMPANY

If, during the **Policy Period**, an **Investment Company** is the survivor, successor or resulting entity in a merger with, consolidation with or reorganization of one or more investment companies (other than any **Investment Company**) registered under the Investment Company Act of 1940 (a "Merger"), then:

(1)   if the total assets of all investment companies being merged as part of the same Merger transaction, deal or event are equal to or less than the amount shown in ITEM 6.(A) of the Declarations, as of the month-end immediately preceding the effective date of the Merger(s), then coverage for each **Investment Company** participating in the Merger(s) and its **Insured Persons** shall continue for the remainder of the **Policy Period**; or

(2)   if the total assets of all investment companies being merged as part of the same Merger transaction, deal or event are greater than the amount shown in ITEM 6.(A) of the Declarations, as of the month-end immediately preceding the effective date of the Merger(s), then the **Named Organization** shall give


written notice to the Company as soon as practicable, but in no event later than thirty (30) days after the effective date of the Merger (or if more than one Merger occurs as part of the same transaction, deal or event, the earliest of the effective dates of all Mergers)("Effective Date"), together with such information as the Company may require, and shall pay any reasonable additional premium required by the Company. Coverage for such **Investment Company** participating in a Merger shall be subject to such additional or different terms, conditions and limitations of coverage as the Company in its sole and absolute discretion may require. If the **Named Organization** fails to give such notice within the time specified above in this paragraph (2), or fails to pay the additional premium required by the Company, then coverage for each such **Investment Company** and its **Insured Persons** shall terminate with respect to **Claims** first made more than thirty (30) days after the Effective Date.

(C) ACQUISITION OF ANOTHER INVESTMENT COMPANY

If, during the **Policy Period**, an **Organization** becomes the investment adviser (other than a sub-adviser) to an investment company registered under the Investment Company Act of 1940, that is not an **Investment Company** (an "Acquisition"), then:

(1) if the total assets of all investment companies being acquired as part of the same Acquisition transaction, deal or event are equal to or less than the amount shown in ITEM 6(A) of the Declarations, as of the month-end immediately preceding the effective date of the Acquisition, then each such acquired investment company shall become an **Investment Company** as of the effective date of the Acquisition, but only for **Wrongful Acts** occurring after such effective date; or

(2) if the total assets of all investment companies being acquired as part of the same transaction, deal or event are greater than the amount shown in ITEM 6.(A). of the Declarations, as computed based upon the month-end net asset balances of all such investment companies as of the month-end immediately preceding the effective date of the Acquisition, then the **Named Organization** shall give written notice to the Company as soon as practicable, but in no event later than thirty (30) days after shareholder approval of the Acquisition, together with such information as the Company may require, and shall pay any reasonable additional premium required by the Company. Coverage for such **Investment Company** participating in an Acquisition shall be subject to such additional or different terms, conditions and limitations of coverage as the Company in its sole and absolute discretion may require. If the **Named Organization** fails to give such notice within the time specified above in this paragraph (2), or fails to pay the additional premium required by the Company, then coverage for such **Investment Company** and its **Insured Persons** shall terminate with respect to **Claims** first made more than thirty (30) days after the effective date of the Acquisition.

(D) CESSATION OF INVESTMENT COMPANIES

If, during the **Policy Period**:

(1) an **Investment Company** merges into, consolidates with, or transfers all its assets to a recipient that is not an **Investment Company** such that the **Investment Company** is not the survivor, successor or resulting entity;

(2) an investment adviser that is not an **Organization** becomes the investment adviser (other than a sub-adviser) to an **Investment Company**, or

(3) an **Investment Company** deregisters under the Investment Company Act of 1940,

then coverage for such **Investment Company** and its **Insured Persons** shall continue until termination of this Policy, but only with respect to **Claims** for **Wrongful Acts** occurring before the effective date of any event described in paragraphs (D)(1), (D)(2) or (D)(3) above.



Chubb Group of Insurance Companies
15 Mountain View Road
Warren, New Jersey 07059

CHUBB

Asset Management Protector^{SM} **by Chubb**
Investment Company Coverage Part

(E)   NAME CHANGE OF AN INVESTMENT COMPANY

If, during the **Policy Period**, an **Investment Company** changes its legal name in accordance with the organizational documents of such **Investment Company** and, if applicable, in accordance with state law, and such name change does not occur in connection with any of the transactions described in any of the subsections above in this Section IV., CHANGES IN EXPOSURE, or any similar transactions, then such **Investment Company** shall automatically qualify as an **Investment Company** under its new name, in addition to its prior name.

V.   ADDITIONAL LIMIT OF LIABILITY FOR INDEPENDENT DIRECTORS (OPTIONAL)

(A)   If the Additional Limit of Liability for Independent Directors is purchased for this Coverage Part, as indicated in ITEM 3.(D) of the Declarations, then solely with respect to **Loss** resulting from any **Claims** made against **Independent Directors**, the Company shall provide an additional Limit of Liability in the amount indicated in ITEM 3.(D) of the Declarations, which limit is in addition to and not part of the Aggregate Limit of Liability for this Coverage Part and the Maximum Aggregate Limit of Liability for the Policy as set forth in the Declarations. Such Additional Limit of Liability for Independent Directors shall be excess of the Aggregate Limit of Liability for this Coverage Part.

(B)   The Additional Limit of Liability for Independent Directors as indicated in ITEM 3.(D) of the Declarations shall be the maximum Additional Limit of Liability of the Company for **Loss** resulting from all **Claims** made against all **Independent Directors** under either or both this Coverage Part and the Private Fund Coverage Part, if elected.

(C)   The Additional Limit of Liability for Independent Directors shall be excess of the applicable Retention, Coinsurance Percentage, and the Aggregate Limit of Liability for this Coverage Part.

(D)   In addition to and not in limitation of Section X. OTHER INSURANCE, of the General Terms and Conditions, the Additional Limit of Liability for Independent Directors shall be excess of any insurance available that is specifically excess to this Coverage Part and such excess insurance must be completely exhausted by payment of loss, damages or defense costs thereunder before the Company shall have any obligation to make any payment on account of the Additional Limit of Liability for Independent Directors.

Schedule of Forms

To be attached to and form part of
Policy No.   8225-7798

Company: Federal Insurance Company

Issued to: Cottonwood Mutual Funds

Asset Management Protector by Chubb General Terms and Conditions Federal

14-02-13888 (4/08 ed.)

14-02-14386 (7/08 ed.)

14-02-18327IL (12/11 ed.)

Asset Management Protector by Chubb Investment Company Coverage Part Federal

14-02-13803 (1/08 ed.)

14-02-13889 (2/08 ed.)

14-02-17235 (10/10 ed.)

14-02-18330IL (12/11 ed.)

Coverage Section: Asset Management Protector by Chubb General Terms and Conditions Federal

Effective date of
this endorsement/rider: August 16, 2013

Federal Insurance Company

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 8225-7798

Issued to: Cottonwood Mutual Funds

ILLINOIS AMENDATORY ENDORSEMENT
TO THE GENERAL TERMS AND CONDITIONS

In consideration of the premium charged, it is agreed that:

1. The first sentence of subparagraph (A) of Section IV. EXTENDED REPORTING PERIOD is amended by deleting the phrase "other than termination for nonpayment of premium".

2. Subparagraph (A)(1) of Section IV. EXTENDED REPORTING PERIOD is deleted and replaced with the following:

   (1) first made during the period set forth in ITEM 5(A) of the Declarations (the "Extended Reporting Period"), which period shall be one (1) year or such other time period as agreed upon by the Company and the **Named Organization**, following the effective date of termination or non-renewal; and

3. Section IV. EXTENDED REPORTING PERIOD is amended further to add the following at the end of such Section:

   An Extended Reporting Period will not take effect until the premium for the Extended Reporting Period coverage is paid promptly when due. For the purposes of this Section IV., this Policy shall not be deemed issued until the initial premium for this Policy is paid. In the event that such premium is not paid, the **Named Organization** shall have no right to purchase such extension of coverage.

4. Paragraph (A) of Section X. OTHER INSURANCE is deleted and replaced with the following:

   With respect to any Coverage Part other than the Employment Practices Liability Coverage Part if any **Loss** under this Policy is insured under any other valid insurance subject to the same terms, conditions and provisions as the insurance provided by this Policy, then this Policy shall cover its share of such **Loss**, subject to its limitations, conditions, provisions and other terms, in an amount equal to the proportion that the then-available Limits of Liability under this Policy bears to the aggregate of all limits of liability of all insurance covering such **Loss**, whether such other policy(ies) is stated to be primary, contributory, excess, contingent or otherwise, unless such other policy(ies) is written only as specific excess insurance over the Limits of Liability provided in this Policy. If any **Loss** under this Policy is insured under any valid insurance, prior or current and regardless of whether collectible, other than as described above, then this Policy shall cover such **Loss**, subject to its limitations, conditions, provisions and other terms, only to the extent that the amount of such **Loss** is in excess of the applicable deductible (or retention) and limit of liability under such other insurance, whether such other insurance is stated to be primary, contributory, excess, contingent or otherwise, unless such other insurance is written only as specific excess insurance over the Limits of Liability provided in this Policy.

5. Notice of non-renewal by the Company will include the reason(s) for such non-renewal and will be mailed or delivered to the **Named Organization** at its last known address, with a copy to the agent or broker of record, if any, and any mortgagee or lien holder, if known.

6. The Company may condition renewal of this Policy upon an increase in premium of 30% or more, or a change in deductible or coverage, by mailing to the **Named Organization** at the last mailing address known to the Company, with a copy to the agent or broker of record, if any, at least sixty (60) days advance written notice of such renewal change(s). If the Company provides such notice between thirty-one and sixty (60) days before the expiration of the **Policy Period**, the Company will offer the **Named Organization** a sixty (60)-day extension at a pro-rated premium based upon the expiring policy premium. If the Company provides less than thirty-one (31) days' notice of such conditional renewal, the Company will offer the **Named Organization** a one (1)-year extension of coverage at a premium not to exceed 29.9% of the premium for the expiring policy.

The Policy will be deemed to have been amended to the extent necessary to effect the purposes of this Amendatory Endorsement.

The regulatory requirements set forth in this Amendatory Endorsement shall supersede and take precedence over any provisions of the Policy or any endorsement to the Policy, whenever added, that are inconsistent with or contrary to the provisions of this Amendatory Endorsement, unless such Policy or endorsement provisions comply with the applicable insurance laws of the state of Illinois.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

Coverage Section: Asset Management Protector by Chubb General Terms and Conditions Federal

Effective date of
this endorsement/rider: August 16, 2013

Federal Insurance Company

Endorsement/Rider No. 2

To be attached to and
form a part of Policy No. 8225-7798

Issued to: Cottonwood Mutual Funds

AMEND SECTION VI. REPORTING ENDORSEMENT

In consideration of the premium charged, it is agreed that Section VI., REPORTING, of the General Terms and Conditions of the Policy is amended by deleting Subsection VI.(A) and replacing it with the following:

(A)   The **Insured** shall, as a condition precedent to exercising any right to coverage under this Policy, give to the Company written notice of any **Claim** as soon as practicable after the date on which the CFO and/or CEO of any **Insured Entity** first becomes aware that the **Claim** has been made, but in no event later than:

      (1)   sixty (60) days after the effective date of the expiration or termination of this Policy, if no Extended Reporting Period is elected; or

      (2)   the expiration date of the Extended Reporting Period, if elected,

provided that if the Company sends written notice to the **Named Organization**, stating that this Policy is being terminated for nonpayment of premium, the **Insured** shall give to the Company written notice of such **Claim** prior to the effective date of such termination.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

Coverage Section: Asset Management Protector by Chubb General Terms and Conditions Federal

Effective date of
this endorsement/rider: August 16, 2013   Federal Insurance Company

Endorsement/Rider No. 3

To be attached to and
form a part of Policy No. 8225-7798

Issued to: Cottonwood Mutual Funds

GENERAL TERMS AND CONDITIONS *AMPlifier* ENDORSEMENT

(1)   **AMEND DEFINITIONS**

Section II., GENERAL DEFINITIONS, is amended as follows:

(a)   Amend Definition of Application

Section II.(A), definition of **Application,** is deleted and replaced with the following:

Application means:

(1)   all signed applications and any attachments, information, warranty, or other materials submitted therewith or incorporated therein, submitted by the **Insured** to the Company for this Policy;

(2)   all public documents filed with any federal, state, local or regulatory agency by any **Insured Entity** during the twelve (12) months preceding this Policy's inception date whether or not submitted with or attached to the signed applications; and

(3)   if applicable, any warranty provided to the Company within the past three (3) years in connection with any policy, section or coverage part of a policy of which this Policy or any Coverage Part hereof is a direct or indirect renewal or replacement.

The **Application** is deemed attached to, incorporated into and made a part of this Policy.

(b)   Amend Definition of Executive

Section II.(I), definition of **Executive,** is amended by adding the following to the end thereof:

Executive shall also mean any natural person who was, now is or shall become a managing director, delegate director, alternate director, director emeritus, shadow director, trust manager, partnership manager or risk manager.

14-02-18327IL (12/2011)   Page 1

(c)   Amend Definition of Pending or Prior Litigation

Section II.(S), definition of **Pending or Prior Litigation**, is deleted and replaced with the following:

Pending or Prior Litigation means any written demand, arbitration, suit, administrative, regulatory, criminal or other proceeding pending against, or order, decree or judgment entered for or against any **Insured**, on or prior to the corresponding Pending or Prior Date for the applicable Coverage Part set forth in ITEM 3.(B) of the Declarations, or any of the same or substantially the same facts, circumstances, situations, transactions, events or **Wrongful Acts** underlying or alleged therein.

(d)   Amend Definition of Prior Notice

Section II.(Y), definition of **Prior Notice**, is deleted and replaced with the following:

Prior Notice means any fact, circumstance, situation, transaction, event or **Wrongful Act** that, before the Inception Date set forth in ITEM 2.(A) of the Declarations, was the subject of any notice accepted under any policy, section or coverage part of a policy of which this Policy or any Coverage Part hereof is a direct or indirect renewal or replacement.

(2)   **AMEND REPORTING**

Section VI., REPORTING, is amended by deleting and replacing Subsections VI.(A), (B) and (C) as follows:

(A)   The **Insured** shall, as a condition precedent to exercising any right to coverage under this Policy, give to the Company written notice of any **Claim** no later than:

     (i)   if this Policy expires and is renewed with the Company, one hundred and eighty (180) days after such expiration;

     (ii)   if this Policy expires (or is otherwise terminated) without being renewed with the Company and if no Extended Reporting Period is elected, sixty (60) days after the effective date of such expiration or termination; or

     (iii)   the expiration date of the Extended Reporting Period, if elected;

provided that, if the Company sends written notice to the **Named Organization** stating that this Policy is being terminated for nonpayment of premium, the **Insured** shall give to the Company written notice of such **Claim** prior to the effective date of such termination or prior to the expiration date of the Extended Reporting Period (if elected).

(B)   With respect to any Coverage Part other than the Employment Practices Liability Coverage Part, if during the **Policy Period** an **Insured**:

    (1)   becomes aware of circumstances which could give rise to a **Claim** and gives written notice of such circumstances to the Company during the **Policy Period**;

    (2)   receives a written request to toll or waive a statute of limitations applicable to a **Wrongful Act** and gives written notice of such request and of such **Wrongful Act** to the Company during the **Policy Period**; or

    (3)   with respect to the Fiduciary Liability Coverage Part, if purchased, gives written notice to the Company of a **Settlement Program Notice**,

then any **Claim** subsequently arising from such circumstances, request, or **Settlement Program Notice**, shall be deemed to have been first made during the **Policy Period** in which the written notice described in VI.(B)(1),(2), or (3) above was first given to the Company, provided the **Insured** gives to the Company written notice of such subsequent **Claim** no later than one hundred and eighty (180) days after the **Claim** is first made. With respect to any such subsequent **Claim**, no coverage under this Policy shall apply to any loss incurred prior to the date such subsequent **Claim** is actually made.

(C)   With respect to the Employment Practices Liability Coverage Part, if purchased, if during the **Policy Period** any **Insured** becomes aware of a **Potential Claim**, and the **Insured** during the **Policy Period**:

    (1)   gives the Company written notice of such **Potential Claim**; and

    (2)   requests coverage under the Employment Practices Liability Coverage Part for any **Claim** subsequently resulting from such **Potential Claim**,

then any **Claim** subsequently arising from such **Potential Claim** shall be deemed to have been first made during the **Policy Period** in which written notice of such **Potential Claim** was first given to the Company, provided the **Insured** gives to the Company written notice of any such subsequent **Claim** no later than one hundred and eighty (180) days after the **Claim** is first made. With respect to any such subsequent **Claim**, no coverage under this Policy shall apply to loss incurred prior to the date such subsequent **Claim** is actually made.

(3)   **AMEND DEFENSE AND SETTLEMENT**

Section VII, DEFENSE AND SETTLEMENT, is amended as follows:

(a)   Settlement Within the Retention Without Prior Consent

Subsection VII.(B) is amended by deleting the phrase "does not exceed fifty percent (50%) of the applicable Retention(s)" and replacing it with "does not exceed the applicable Retention(s)".

(b)   Advancement of Defense Costs

The following Subsection is added at the end:

Defense Costs shall be advanced on a current basis, but no later than ninety (90) days after receipt by the Company of invoices or bills detailing such **Defense Costs** and all other information requested by the Company with respect to such invoices or bills.

The Company shall not seek repayment from an **Insured Person** of advanced **Defense Costs** unless there has been a final, non-appealable adjudication against such **Insured Person** of the conduct set forth in the applicable personal conduct exclusion.

(4)   **AMEND REPRESENTATIONS AND SEVERABILITY**

Section XII., REPRESENTATIONS AND SEVERABILITY, is amended by deleting paragraph (1) of Subsection XII.(C) and replacing it with the following:

(1)   the knowledge of any **Insured Person** who is a past, present or future Chief Executive Officer or equivalent, Chief Compliance Officer or equivalent, or General Counsel or equivalent of an **Insured Entity** shall be imputed to such **Insured Entity** and any of its **Subsidiaries**;

(5)   **CANCELLATION/EXTENDED REPORTING TIME PERIOD LIBERALIZATION**

The following Section is added:

CANCELLATION/EXTENDED REPORTING TIME PERIOD LIBERALIZATION

In the event that any time period relating to notice of cancellation or extended reporting period election provided under this Policy is less than any such time period required by applicable state law, the Company shall apply the applicable state law.

(6)   **AMEND ADDRESS FOR NOTICE**

ITEM 7.(A) of the Declarations is deleted and replaced with the following:

(A)   Section VI. REPORTING Notices shall be given in writing to one of the following addresses:

i.   specialtyclaims@chubb.com; or

ii.   Attn: Claims Department
      Chubb Group of Insurance Companies
      15 Mountain View Road
      Warren, New Jersey 07059

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal

Effective date of
this endorsement/rider: August 16, 2013

Federal Insurance Company

Endorsement/Rider No. 4

To be attached to and
form a part of Policy No. 8225-7798

Issued to: Cottonwood Mutual Funds

SCHEDULE OF INVESTMENT COMPANIES ENDORSEMENT

In consideration of the premium charged, it is agreed that the Investment Company Coverage Part of the Policy is amended as follows:

Pursuant to subparagraph (F)(1) of Section II., Definitions, the following registered investment company(ies) are included within the definition of **Investment Company**:

Hagin Keystone Market Neutral Fund
Armour Tactical Flex Fund

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal

Effective date of
this endorsement/rider: August 16, 2013   Federal Insurance Company

Endorsement/Rider No. 5

To be attached to and
form a part of Policy No. 8225-7798

Issued to: Cottonwood Mutual Funds

ILLINOIS AMENDATORY ENDORSEMENT
TO THE INVESTMENT COMPANY COVERAGE SECTION

In consideration of the premium charged, it is agreed that:

1.   The definition of **Defense Costs** set forth in paragraph (B) of Section II. DEFINITIONS is amended to add the following at the end of the second parenthetical in such definition:

        or remuneration, salaries, wages, fees, expenses, overhead, or benefit expenses or other fees or charges of the Company.

2.   The parenthetical phrase in the definition of **Loss** set forth in paragraph (G) of Section II. DEFINITIONS is deleted and replaced with the following:

        (including punitive or exemplary damages if and to the extent that such punitive or exemplary damages are insurable under the law of the jurisdiction most favorable to the insurability of such damages provided such jurisdiction has a substantial relationship to the relevant **Insured**, to the Company, or to the **Claim** giving rise to the damages; provided further, however, that under Illinois law punitive damages are insurable only if such damages are based on vicarious liability for another's acts or omissions),

3.   The phrase "pre-judgment and post-judgment" as used in the definition of **Loss** set forth in paragraph (G) of Section II. DEFINITIONS is deleted.

4.   Paragraph (D) of Section III. EXCLUSIONS amended to add the following at the end thereof:

        provided further that this Exclusion III.(D) shall not apply to a **Claim** resulting from smoke or fumes from a hostile fire, if such **Claim** would otherwise be covered under this coverage section;

The Policy will be deemed to have been amended to the extent necessary to effect the purposes of this Amendatory Endorsement.

The regulatory requirements set forth in this Amendatory Endorsement shall supersede and take precedence over any provisions of the Policy or any endorsement to the Policy, whenever added, that are inconsistent with or contrary to the provisions of this Amendatory Endorsement, unless such Policy or endorsement provisions comply with the applicable insurance laws of the state of Illinois.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal

Effective date of
this endorsement/rider: August 16, 2013

Company: Federal Insurance Company

Endorsement/rider No. 6

To be attached to and
form a part of Policy No. 8225-7798

Issued to: Cottonwood Mutual Funds

AMEND DEFINITION OF CLAIM ENDORSEMENT

In consideration of the premium charged, it is agreed that the Investment Company Coverage Part of the Policy is amended by adding the following to Subsection II.(A), definition of **Claim**:

> Solely with respect to an investigation by the U.S. Securities and Exchange Commission ("SEC") of a **Wrongful Act** of an **Executive** of an **Investment Company**, the definition of **Claim** shall also include a subpoena or Wells Notice, where such **Executive** has received a Wells Notice, or has received a subpoena and is otherwise specifically identified in writing by the SEC as a person against whom enforcement proceedings may be commenced, as respects such **Executive's** capacity as such.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this policy shall remain unchanged.

_____
Authorized Representative

Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal

Effective date of
this endorsement/rider: August 16, 2013   Federal Insurance Company

Endorsement/Rider No. 7

To be attached to and
form a part of Policy No. 8225-7798

Issued to: Cottonwood Mutual Funds

INVESTMENT COMPANY *AMPlifier* ENDORSEMENT

In consideration of the premium charged, it is agreed that the Investment Company Coverage Part is amended as follows:

(1)   **AMEND DEFINITIONS**

Section II., DEFINITIONS, is amended as follows:

(a)   Amend Definition of Claim

Subsection II.(A), definition of **Claim**, is amended as follows:

1.   Item (5) is deleted and replaced with the following:

(5)   a formal administrative or formal regulatory proceeding brought by an **Enforcement Unit** commenced by the filing of a notice of charges, entry of a formal order of investigation, a Wells notice, or similar document;

2.   The following is added:

Claim shall also mean:

(i)   a mediation proceeding or other alternative dispute resolution proceeding against an **Insured** for a **Wrongful Act**, including any appeal therefrom, commenced by a written demand for such proceeding or similar document;

(ii)   an official request for **Extradition** of an **Executive** of an **Investment Company**;

(iii)   the execution of a warrant for the arrest of an **Executive** of an **Investment Company** where such execution is an element of **Extradition**; or

(iv)   a **Non-Party Proceeding** in which an **Independent Director** of an **Investment Company** is named or identified as a non-party witness.

(b)   Amend Definition of Defense Costs

Subsection II.(B), definition of **Defense Costs**, is deleted and replaced with the following:

(B)   **Defense Costs** means that part of **Loss** consisting of reasonable costs, charges, fees (including but not limited to attorney's fees, experts' fees, mediator fees and arbitrator fees) and expenses (other than regular or overtime wages, salaries, fees or benefits of the directors, officers or employees of an **Insured Entity**) incurred in defending any **Claim** and the premium for appeal, attachment or similar bonds.

    Defense Costs shall also include:

    (1)   reasonable costs, charges, fees and expenses incurred through the use of legal counsel and consented to by the Company resulting from an **Executive** of an **Investment Company** lawfully:

        (i)   opposing, challenging, resisting or defending against any request for or any effort to obtain the **Extradition** of such **Executive**; and

        (ii)   appealing any order or other grant of **Extradition** of such **Executive**; and

    (2)   **Non-Party Costs**.

(c)   <u>Amend Definition of Loss</u>

Subsection II.(E), definition of **Loss**, is amended by deleting item (2) and replacing it with the following:

    (2)   taxes, fines or penalties, except:

        (i)   as provided above with respect to punitive, exemplary or multiplied damages; or

        (ii)   civil penalties assessed against an **Insured Person** pursuant to any inadvertent violation of Section 2(g)(2)(B) of the Foreign Corrupt Practices Act, 15 U.S.C. Section 78dd-2(g)(2)(B), if and to the extent that such civil penalties are insurable under the law of the jurisdiction most favorable to the insurability of such penalties; provided such jurisdiction has a substantial relationship to the relevant **Insured**, to the Company or to the **Claim** giving rise to the penalties;

(d)   <u>Add Enforcement Unit</u>

Enforcement Unit means any federal, state, local or foreign law enforcement or governmental authority (including, the U.S. Department of Justice, the U.S. Securities and Exchange Commission and any attorney general) or the enforcement unit of any securities exchange or similar self-regulatory body.

(e)   <u>Add Extradition</u>

Extradition means any formal process by which an **Executive** of an **Investment Company** located in any country is surrendered to any other country for trial or otherwise to answer any criminal accusation.

(f)   <u>Add Securities Claim</u>

Securities Claim means that portion of a **Claim** which:

(a)   is brought by a shareholder of an **Investment Company**:

         (i)   in his, her or its capacity as a shareholder of such **Investment Company**, with respect to his, her or its interest in shares of such **Investment Company**, and against such **Investment Company** or any of its **Insured Persons**; or

         (ii)   derivatively, on behalf of such **Investment Company**, against an **Insured Person** of such **Investment Company**; or

(b)   alleges that an **Investment Company** or any of its **Insured Persons** violated a federal, state, local or foreign securities law or a rule or regulation promulgated under any such securities law with respect to the securities of such **Investment Company.**

(g)   Add Derivative Demand Evaluation Costs

Derivative Demand Evaluation Costs means reasonable costs, charges, fees (including but not limited to attorney's fees and experts' fees) and expenses (other than regular or overtime wages, salaries, fees or benefits of any **Insured Person**) incurred by the **Investment Company** (including its board of directors or any committee of the board of directors) in the investigation or evaluation of any **Shareholder Derivative Demand**.

(h)   Add Shareholder Derivative Demand

Shareholder Derivative Demand means any written demand, by one or more shareholders of an **Investment Company**, upon the board of directors of such **Investment Company**, to bring a civil proceeding in a court of law against any **Insured Person** for a **Wrongful Act** committed, attempted, or allegedly committed or attempted by an **Insured Person** before or during the **Policy Period**.

(i)   Add Non-Party Costs

Non-Party Costs means reasonable attorneys' fees and expenses (other than regular or overtime wages, salaries, fees or benefits of the directors, officers, or employees of an **Insured Entity**) incurred in representing any **Independent Director** of an **Investment Company** in his or her capacity as a non-party witness in any **Non-Party Proceeding**..

(j)   Add Non-Party Proceeding

Non-Party Proceeding means any proceeding described in items (2), (3), (4) or (5) of Subsection II.(A), definition of **Claim**, where such proceeding is brought against an **Investment Company** or a service provider named in the Prospectus of any **Investment Company**.

(2)   **AMEND EXCLUSIONS**

Section III., EXCLUSIONS, is amended as follows:

(a)   Delete Insured v. Insured Exclusion

Exclusion III.(C) it is deleted in its entirety.

(b)   Amend Pollution and Biological Events Exclusion

Exclusion III.(D) is deleted and replaced with the following:

(D)   based upon, arising from, or in consequence of **Pollution**; provided this Exclusion III.(D) shall not apply to any **Claim**:

    (1)   brought by or on behalf of a shareholder of the **Investment Company** in his or her capacity as such including any **Claim** by a shareholder brought derivatively on behalf of an **Investment Company**; or

    (2)   for any **Non-Indemnifiable Loss**;

provided further that this Exclusion III.(D) shall not apply to a **Claim** resulting from heat smoke or fumes from a hostile fire, if such **Claim** would otherwise be covered under this Policy;

(c)   Amend Conduct Exclusion

Exclusion III.(L) is deleted and replaced with the following:

(L)   based upon, arising from, or in consequence of:

    (1)   any criminal or deliberately fraudulent act or omission or any willful violation of any statute or regulation by an **Insured**, if a final, non-appealable adjudication in any underlying proceeding establishes such criminal or deliberately fraudulent act or omission or willful violation; or

    (2)   an **Insured** having gained any profit, remuneration or advantage to which such **Insured** was not legally entitled, if a final, non-appealable adjudication in any underlying proceeding establishes the gaining of such profit, remuneration or advantage.

For purposes of these Exclusions III.(L)(1) and III.(L)(2) above:

    (a)   If an **Insured** pleads guilty in a criminal proceeding, the elements of each of the offenses to which such plea relates shall, as of the date of such plea, be deemed to have been established by a final, non-appealable adjudication.

    (b)   No criminal or deliberately fraudulent act or omission or any willful violation of any statute or regulation by an **Insured** shall be imputed to any **Insured Person**, and only criminal or deliberately fraudulent acts or omissions or willful violations of any statute or regulation by any Chief Executive Officer or equivalent, Chief Compliance Officer or equivalent, or General Counsel or equivalent of an **Investment Company** shall be imputed to such **Investment Company**.

    (c)   The term "proceeding," as used therein, shall not include any declaratory proceeding brought by or against the Company.

(3)   **ADD DERIVATIVE DEMAND EVALUATION COSTS**

(a)   The following Insuring Clause is added to the Investment Company Coverage Part

Derivative Demand Evaluation Costs Coverage

The Company shall pay, on behalf of the **Investment Company**, all **Derivative Demand Evaluation Costs** which such **Investment Company** becomes legally obligated to pay on account of any **Shareholder Derivative Demand** first made during the **Policy Period** or, if exercised, the Extended Reporting Period, for a **Wrongful Act** by an **Insured Person** before or during the **Policy Period**.

(b)   Solely for purposes of the Derivative Demand Evaluation Costs Coverage Insuring Clause, the General Terms and Conditions of the Policy are amended as follows:

    (1)   Section V., LIMIT OF LIABILITY, RETENTION AND COINSURANCE, is amended as follows:

        (i)   Subsection V.(A) is amended by adding the following to the end thereof:

Notwithstanding the foregoing, the Company's maximum liability for all **Derivative Demand Evaluation Costs** covered under the Derivative Demand Evaluation Costs Coverage Insuring Clause on account of all **Shareholder Derivative Demands** first made during the same **Policy Period** shall be $500,000. This amount shall be part of, and not in addition to, the amount stated in ITEM 3.(B) of the Declarations as the Aggregate Limit of Liability for the Investment Company Coverage Part.

        (ii)   Subsection V.(E) is amended by adding the following to the end thereof:

No Retention(s) shall apply to **Derivative Demand Evaluation Costs** covered under the Derivative Demand Evaluation Costs Coverage Insuring Clause.

    (2)   Section VII., DEFENSE AND SETTLEMENT, is amended by deleting Subsection (A) and replacing it with the following:

        (A)   It shall be the duty of the **Investment Company** and not the duty of the Company to investigate and evaluate any **Shareholder Derivative Demand**. The **Investment Company** shall have the sole obligation under this Policy to retain defense counsel, which shall be subject to the approval of the Company, which shall not be unreasonably withheld.

    (3)   For purposes of coverage under the Derivative Demand Evaluation Costs Coverage Insuring Clause of the Investment Company Coverage Part only:

        (i)   all references in this Policy to **Loss** or **Defense Costs** shall only mean **Derivative Demand Evaluation Costs**; and

        (ii)   all references in this Policy to **Claim** shall only mean a **Shareholder Derivative Demand**.

(4)   **RETENTION FOR NON-PARTY COSTS**

Solely with respect to **Non-Party Costs**, Section V.(E) of the General Terms and Conditions, LIMITS OF LIABILITY, RETENTION AND COINSURANCE, is amended by adding the following provision to the end thereof:

Non-Party Costs shall be subject to the Retention for the Investment Company Coverage Part set forth in ITEM 3.(B) of the Declarations in accordance with the provisions of this Subsection V.(E), provided however that no Retention shall apply to **Non-Party Costs** if such amount constitutes **Non-indemnifiable Loss**.

(5) **SECTION 11, 12 AND 15**

The following provisions are added to this Coverage Part:

(a) The Company shall not assert that the portion of any **Securities Claim** settlement attributable to alleged violations of Section 11, Section 12, or Section 15 of the Securities Act of 1933 as amended constitutes disgorgement, restitution or the return of ill-gotten gain subject to paragraph (3) of the definition of **Loss**, absent a final judgment or other final adjudication by a court, a final determination of a regulatory, administrative or other governmental body, or a written admission in such settlement by an **Insured** that such portion constitutes disgorgement, restitution or the return of ill-gotten gain.

(b) The Company shall not seek an allocation in a **Securities Claim** of **Defense Costs** attributable to alleged violations of Section 11, Section 12, or Section 15 of the Securities Act of 1933 as amended.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

PREMIUM BILL

Insured: Cottonwood Mutual Funds   Date: 08/22/2013

Producer: WILLIS OF MARYLAND, INC.
              225 SCHILLING CIR. #150
              HUNT VALLEY, MD 21031-0000

Company: Federal Insurance Company

THIS BILLING IS TO BE ATTACHED TO AND FORM A PART OF THE POLICY REFERENCED BELOW.

Policy Number: 8225-7798

Policy Period: August 16, 2013 to August 16, 2014

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO 8225-7798

Product	Effective Date	Premium
AMP	08/16/13	$11,150.00

* For Kentucky policies, amount displayed includes tax and collection fees.

TOTAL POLICY PREMIUM	$11,150.00
TOTAL INSTALLMENT PREMIUM DUE	$11,150.00

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)
Insuring Company: Federal Insurance Company

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ **-0-.**

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

IMPORTANT NOTICE TO POLICYHOLDERS

Insuring Company: Federal Insurance Company

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

ILLINOIS POLICY INFORMATION NOTICE

Section 143c of the Illinois Insurance Code requires that we notify you of the addresses of our company's complaint department and the Illinois Insurance Department Customer Service Section.

Chubb Group of Insurance Companies
Attn: Customer Complaint Coordinator
15 Mountain View Road
P.O. Box 1615
Warren, NJ 07061-1615

Illinois Division of Insurance
Customer Service Section
320 West Washington Street
4th Floor
Springfield, IL 62767

Please include in any correspondence your policy number, policy period, and the name and address of your agent or broker. Thank you.

Notice of Loss Control Services

Insuring Company: Federal Insurance Company

As a Chubb policyholder, you have loss prevention information and/or services available to you, as described in this Notice.

Errors and Omissions Liability Loss Prevention Services

- ***What is E&O Liability Insurance* Booklet**
  What is E&O Liability Insurance discusses general principles governing E&O liability and potential exposures facing professionals in their performance as professionals. To order *What is E&O Liability Insurance*, simply call **1.866.282.9001,** order 14-01-0157, and provide your mailing address.

The services provided are advisory in nature. While this program is offered as a resource in developing or maintaining a loss prevention program, you should consult competent legal counsel to design and implement your own program. No liability is assumed by reason of the services, access or information provided. All services are subject to change without notice.

14-02-7964 (Ed. 5/2004)